As filed with the Securities and Exchange Commission on December 23, 2003

Registration No. 333-86626

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

POST-EFFECTIVE AMENDMENT NO. 4 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Radian Group Inc.

(Exact name of registrant as specified in its charter)

Delaware	6351	23-2691170
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1601 Market Street

Philadelphia, Pennsylvania 19103

(215) 564-6600

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Howard S. Yaruss

Executive Vice President, Secretary and General Counsel

Radian Group Inc.

1601 Market Street

(Name, address, including zip code and telephone number, of agent for service)

Copy to:

F. Douglas Raymond III, Esq.

Drinker Biddle & Reath LLP

One Logan Square

18th & Cherry Streets

Philadelphia, Pennsylvania 19103

(215) 988-2700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 4 to the Registration Statement on Form S-3 of Radian Group Inc. (333-86626) is to amend the table under the caption “Selling Securityholders” in the prospectus to add the names of holders of Debentures not previously included, as well as to reflect transfers of certain Debentures. In addition, certain other disclosures in the prospectus have been updated.

DATED December 22, 2003

PROSPECTUS

Radian Group Inc.

$220,000,000 2.25% Senior Convertible Debentures due 2022

and

3,809,524 Shares of Common Stock Issuable Upon Conversion of the Debentures

($57.75 per share)

This prospectus covers the resale by the selling securityholders, listed beginning on page 56 , of our 2.25% Senior Convertible Debentures, and shares of our common stock issuable upon conversion of the debentures.

Shares of our common stock are quoted on the New York Stock Exchange under the symbol “RDN.” The last reported sale price of the shares on December 19, 2003, was $47.12 per share.

We do not intend to list the debentures for trading on any securities exchange or any automated quotation system.

Under the terms of the indenture under which the debentures have been issued, we and each holder of the debentures will agree, for United States federal income tax purposes, to treat the debentures as indebtedness that is subject to the regulations governing contingent payment debt instruments. See “United States Taxation.”

See “Risk Factors” beginning on Page 7 to read about factors you should consider before buying these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 22, 2003.

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should assume the information appearing in this prospectus or the documents incorporated by reference is accurate only as of the date on the front cover of this prospectus or as of the dates of those incorporated documents. Our business, financial condition, results of operations, and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated into this prospectus by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on our beliefs, certain assumptions made by us, forecasts of future results and current expectations, estimates and projections about the markets and economy in which we and our various segments operate. The words “anticipate,” “intend,” “may,” “expect,” “believe,” “should,” “plan,” “will,” “estimate” and variations of such words and similar expressions are also used to identify forward-looking statements.

The forward-looking statements are not guarantees of future performance and involve uncertainties and assumptions which are difficult to predict and many of which are beyond our control. Future events and actual outcomes may differ materially from those matters expressed or implied in such forward-looking statements, and investors should not place undue reliance on forward-looking statements as a prediction of actual results.

The uncertainties and assumptions involved in our forward-looking statements include those discussed under the caption “Risk Factors” and in our filings with the Securities and Exchange Commission which are incorporated by reference into this prospectus. You should consider all of our forward-looking statements in light of these factors. In addition, other risks and uncertainties not currently known to us or that we currently do not consider to be material could affect the accuracy of our forward-looking statements.

We undertake no obligation to update any information contained or incorporated by reference in this prospectus or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this prospectus.

- ii -

PROSPECTUS SUMMARY

The following summary highlights selected information contained or incorporated by reference in this prospectus and does not contain all the information that may be important to you. You should read this entire prospectus, and the documents incorporated by reference in this prospectus, before making an investment decision. As used in this prospectus the terms “Radian,” “we,” “our” and “us” refer to Radian Group Inc. and its direct and indirect subsidiaries except where the context otherwise requires or as otherwise indicated.

Radian Group Inc.

Overview

Radian Group Inc. is a holding company which, through its subsidiaries, is primarily engaged in private mortgage insurance, financial guaranty insurance, and mortgage-related services. We have been a provider of private mortgage insurance in the United States since 1978.

Our private mortgage insurance business primarily covers residential first-lien mortgage loans and expands home ownership opportunities by enabling people to purchase homes with down payments of less than 20% of the total purchase price. Private mortgage insurance also facilitates the sale of mortgage loans in the secondary mortgage market, principally to government sponsored enterprises such as Freddie Mac and Fannie Mae. We also provide credit insurance on mortgage-related assets, such as second-lien mortgages and manufactured housing, and credit enhancement to mortgage and mortgage-related capital market transactions. Our mortgage insurance business segment generated approximately 69% of our consolidated net income for the year ended December 31, 2002.

Our financial guaranty business focuses on directly insuring and reinsuring municipal bonds and structured products such as asset-backed obligations and collateralized debt obligations. We reinsure financial guaranties of public finance and structured product debt obligations from primary financial guaranty companies primarily through Radian Reinsurance Inc. Our financial guaranty business segment generated approximately 22% of our consolidated net income for the year ended December 31, 2002.

In addition to private mortgage insurance and financial guaranty insurance, we provide a wide range of mortgage-related services, including internet-based mortgage processing, closing, and settlement services that reduce the cost and time needed for our customers to close on loans. We also, through certain entities in which we have invested, purchase, service, and securitize credit-impaired and seller-financed residential mortgages, and we purchase and service delinquent unsecured consumer assets. Our mortgage services business segment generated approximately 9% of our consolidated net income for the year ended December 31, 2002.

Our consolidated net income was $427.2 million for the year ended December 31, 2002 and $330.4 million for the nine months ended September 30, 2003. As of December 31, 2002, our total assets were $5.39 billion and our stockholders’ equity was $2.75 billion. As of September 30, 2003, our total assets were $6.15 billion and our stockholders’ equity was $3.12 billion.

Strategy

Our strategic objective is to be a diversified global credit enhancement and mortgage services company focused on returns on allocated equity. The key components of our strategy are as follows:

•	continue to prudently grow our global mortgage insurance and financial guaranty businesses;

•	leverage our core competencies in new product offerings, both domestically and internationally; and

•	focus on being a low cost provider of services through technology and risk management.

Our principal executive offices are located at 1601 Market Street, Philadelphia, Pennsylvania 19103. Our telephone number is (215) 564-6600. We maintain a website at www.radiangroupinc.com where general information about us is available. We are not incorporating the contents of the website into this prospectus. We have included our website address in this prospectus only as an inactive textual reference and do not intend it to be an active link to our website.

Additional information about us, including our audited financial statements and a more detailed description of our business, is contained in the documents incorporated by reference in this prospectus. See “Where You Can Find More Information.”

THE OFFERING

Issuer	Radian Group Inc.

Securities Offered	$220,000,000 aggregate principal amount of 2.25% Senior Convertible Debentures due 2022.

Offering Price	Each debenture has been issued at a price equal to 100% of its principal amount plus accrued interest, if any, from January 11, 2002.

Maturity Date	January 1, 2022.

Ranking	The debentures are our senior unsecured obligations and rank equal in right of payment with all our existing and future senior unsecured indebtedness including $250,000,000 in principal amount of our 7.75% Debentures due 2011 and $250,000,000 in principal amount of our 5.625% Senior Notes due 2013.

Also, as of the date of this prospectus, we have no secured indebtedness and no outstanding debt of our subsidiaries which is structurally senior to the debentures.

Interest Payment Dates	January 1 and July 1, beginning July 1, 2002.

Interest Rate	2.25% per annum.

Contingent Interest	The interest rate on the debentures will increase to the reset rate for any semi-annual period commencing on January 1, 2005, 2007, 2009, 2012 and 2017, each of which we refer to as a reset rate determination date, if the trading price condition for that semi-annual period is satisfied. The trading price condition is satisfied for any semi-annual period if the closing sale price of our common stock for any 20 out of the last 30 trading days ending five days before the first day of such semi-annual period is less than or equal to 60% of the conversion price of the debentures in effect for each of those 20 trading days.

Following an increase to the reset rate, the interest rate on the debentures will remain at the reset rate unless and until the first day of a subsequent semi-annual period for which the trading price condition is not satisfied, at which time the interest rate on the debentures will revert to 2.25% per annum and will remain at such rate unless and until the trading price condition is satisfied for a semi-annual period commencing on a subsequent reset rate determination date.

If the reset rate is in effect for a particular semi-annual period, we will pay a portion of any increase in the reset rate in cash at an annualized rate of 0.35% per annum (0.175% per semi-annual period) and any remaining increase in interest will be added to the principal amount of the debentures (but will not affect the number of shares of common stock issuable upon conversion of the debentures) and will be accrued and payable at maturity, upon any repurchase at the option of the holder, or upon any optional redemption by us.

The reset rate determined as of each reset rate determination date will be equal to 75% of the rate that would, in the sole judgment of the reset rate agent, result in a trading price of par of a hypothetical issue of senior, nonconvertible, noncontingent, fixed rate debt securities of Radian with:

• a final maturity comparable to the debentures;

• an aggregate principal amount equal to the principal amount of the debentures then outstanding; and

•      covenants and other provisions that are, insofar as would be practicable for an issue of senior, nonconvertible, noncontingent, fixed-rate debt securities, substantially identical to those of the debentures, but which are not subject to repurchase by us at the option of the holder.

In no case, however, will the reset rate ever be greater than 12% or less than 2.60%. Also, if the reset rate agent has not established the reset rate for the applicable semi-annual period, or if the reset rate agent determines in its sole judgement that there is no suitable reference rate from which the reset rate may be determined, the reset rate for that period will be the reset rate most recently determined. However, if there has been no reset rate most recently determined, the reset rate shall be a rate mutually agreed upon by the reset rate agent and us reflecting current market conditions. This reset rate will remain in effect until the reset rate agent determines that there is a suitable reference rate at which time the reset rate agent shall determine a new reset rate.

Conversion Rights

Holders may convert their debentures before stated maturity under any of the following circumstances:

•      during any conversion period (as defined below) if the closing sale price of our common stock for at least 20 trading days in the 30 trading day period ending on the first day of such conversion period is more than 120% of the conversion price on that thirtieth trading day;

•      during the five business day period following any 10 consecutive trading-day period in which the average of the trading prices, as defined in this prospectus, for a debenture is less than 105% of the average sale prices, as defined in this prospectus, of our common stock multiplied by the number of shares into which such debenture is then convertible;

•      during any period after the 30th day following the initial issuance of the debentures that the credit rating assigned to the debentures by both Moody’s and S&P is below Baa3 and BBB-, respectively, or if neither rating agency is then rating the debentures;

•      if we have called the debentures for redemption; or

•      upon the occurrence of specified corporate transactions described under “Description of the Debentures – Conversion Rights.”

For each $1,000 in principal amount of debentures surrendered for conversion, a holder initially will receive 17.316 shares of our common stock. This represents an initial conversion price of $57.75 per share of common stock. The conversion rate (and the conversion price) may be adjusted for certain reasons, but will not be adjusted for accrued interest, if any. Upon conversion, holders will not receive any cash payment representing accrued interest. Instead, accrued interest will be deemed paid by the common stock received by holders on conversion. Debentures or portions of debentures called for redemption will be convertible by the holder until the close of business on the second business day before the redemption date.

A “conversion period” will be the period from and including the thirtieth trading day in a fiscal quarter to but not including the thirtieth trading day in the immediately following fiscal quarter.

Sinking Fund	None.

Optional Redemption by Radian Group	We may not redeem the debentures before January 1, 2005. We may redeem some or all of the debentures on or after January 1, 2005, for a price equal to the principal amount of the debentures plus any accrued and unpaid interest, including contingent interest and additional interest, if any, on such redemption date.

Repurchase Right of Holders	Each holder of the debentures may require us to repurchase all or a portion of his, her or its debentures on January 1, 2005, 2007, 2009, 2012 and 2017 at a price equal to the principal amount thereof plus any accrued and unpaid interest, including contingent interest and additional interest, if any, to the date of purchase. We may choose to pay the purchase price in cash, common stock, or a combination of cash and shares of our common stock. If we choose to pay all or a portion of the purchase price in common stock, the shares of common stock will be valued at 97.5% of the average closing sale price for the 20 trading days ending on the third day before the repurchase date.

Change of Control	Upon a change of control of Radian, the holder may require us, subject to certain conditions, to repurchase all or a portion of his, her or its debentures. We will pay a purchase price equal to the principal amount of such debentures plus any accrued and unpaid interest, including contingent interest and additional interest, if any, to the purchase date. We may choose to pay the purchase price in cash, common stock, or a combination of cash and shares of our common stock. If we elect to pay all or a portion of the purchase price in common stock, the shares of our common stock will be valued at 97.5% of the average sale price for 20 trading days ending on the third day before the repurchase date.

Events of Default	If there is an event of default on the debentures, the principal amount of the debentures, plus any accrued and unpaid interest, including contingent interest and additional interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable in specified circumstances described under “Description of the Debentures — Events of Default.”

Summary Consolidated Financial Data

Our summary consolidated historical financial information and ratio of earnings to fixed charges set forth below is derived from our audited consolidated financial statements for 1998 through 2002 and our unaudited consolidated financial statements for the nine months ended September 30, 2002 and 2003. Per share data has been adjusted for the two-for-one stock split effected in June 2001. You should read the information in the table in conjunction with our consolidated financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the reports that we have filed with the SEC and incorporated by reference into this prospectus.

	As of and for the Nine Months Ended September 30,				As of and for the Year Ended December 31,
	($ in thousands, except per share data)
	2003		2002		2002		2001		2000		1999		1998
Premiums earned	$742,184		$629,732		$847,125		$715,880		$520,871		$472,635		$405,252
Net investment income	140,041		132,741		178,841		147,487		82,946		67,259		59,862
Provision for losses	264,060		172,926		243,332		208,136		154,326		174,143		166,377
Policy acquisition costs	96,172		73,765		100,818		84,262		51,471		58,777		58,479
Other operating expenses	152,429		128,288		175,313		132,516		57,167		62,659		59,720
Merger expenses	0		0		0		0		0		37,766		1,098
Pretax income	462,131		449,430		601,276		505,531		352,470		219,466		197,913
Net income	330,424		319,416		427,169		360,419		248,938		148,138		142,237
Diluted net income per share	$3.50		$3.27		$4.41		$3.88		$3.22		$1.91		$1.84
Cash dividends declared per share	$.06		$.06		$.08		$.075		$.06		$.05		$.04
Assets	$6,153,394		$5,230,889		$5,393,405		$4,438,626		$2,272,811		$1,776,712		$1,513,405
Investments	4,797,811		4,115,866		4,200,327		3,369,475		1,750,457		1,388,677		1,175,452
Reserve for losses	669,046		612,437		624,557		588,643		390,021		335,584		245,125
Unearned premiums	684,931		576,851		618,050		513,932		77,241		54,925		75,538
Short-term and long-term debt	717,347		544,127		544,145		324,076		0		0		0
Redeemable preferred stock	0		0		0		40,000		40,000		40,000		40,000
Common stockholders’ equity	3,122,881		2,668,546		2,753,435		2,306,328		1,362,197		1,057,256		932,199
Other Data:
Ratio of earnings to fixed charges (1)	14.5	x	18.7	x	18.3	x	25.0	x	151.1	x	105.1	x	165.8	x
Direct primary insurance in force ($ in millions)	121,334		109,363		110,273		107,918		100,859		97,089		83,178

(1)	Earnings consist of income from continuing operations before income taxes, extraordinary items, cumulative effect of accounting changes, equity in net income of affiliates and fixed charges. Fixed charges consist of interest expense and capitalized interest and an estimate of interest expense within rental expense.

RISK FACTORS

Your investment in the debentures and shares of common stock issuable upon conversion of the debentures will involve risks. Before making an investment decision, you should consider carefully the following risk factors and the other information contained or incorporated by reference in this prospectus. This section includes or refers to forward-looking statements. You should refer to the explanation of the qualifications and limitations on these forward-looking statements discussed under “Forward-Looking Statements” on page iii of this prospectus.

Risks Relating to Our Business

General economic factors may adversely affect our loss experience and the demand for mortgage insurance and financial guaranties.

Our business, and the risks associated with our business, tend to be cyclical, and track general economic and market conditions. Our loss experience on the mortgage and financial guaranty insurance we write could be materially adversely affected by extended national or regional economic recessions, business failures, falling housing values, rising unemployment rates, interest rate changes or volatility, changes in investor perceptions regarding the strength of private mortgage insurers or financial guaranty providers and the policies or guaranties offered by such insurers, investor concern over the credit quality of municipalities and corporations, terrorist attacks, acts of war or combinations of such factors. These events could also materially decrease demand for housing or could reduce the demand for mortgage insurance or financial guaranty insurance. These factors could also cause claims and losses on the policies and guaranties we have issued to increase beyond what we anticipate. In addition to exposure to general economic factors, financial guaranty insurance exposes us to the specific risks faced by the particular businesses, municipalities or pools of assets covered by our insurance.

Because our business is concentrated among relatively few major customers, our revenues could decline if we lose any significant customer.

Our mortgage insurance and financial guaranty businesses are both dependent on a small number of customers. Our top 10 mortgage insurance customers are generally responsible for over 45% of both our primary new insurance written in a given year and our direct primary risk in force, based on the aggregate principal amount of the mortgage loans insured by us multiplied by the coverage percentage. The concentration of business with our customers may increase as a result of mergers or other factors. Our master policies and related lender agreements do not, and by law cannot, require our mortgage insurance customers to do business with us. In addition, in 2002, our subsidiaries, Radian Reinsurance and Radian Asset Assurance, derived 26.7% of their annual gross premiums from four primary insurers, with one insurer accounting for 10.4% of their annual gross premiums. In addition, one trade credit reinsurer generated 6.2% of the financial guaranty business segment’s 2002 gross premiums.

If we were to lose the business of one of our major customers, our revenues would be materially adversely affected. See, “Risk Factors – Risks Relating to Our Business – A downgrade of the ratings of any of our subsidiaries by any of the rating agencies could adversely affect our business” for additional information regarding the possible effects of the downgrade of Radian Reinsurance by S&P in October 2002.

Because our business is concentrated in a few states, our losses could increase materially or our revenues could decline as a result of regional economic factors.

In addition to our customer concentration, much of our business is concentrated in relatively few states, which increases our vulnerability to economic downturns in those states. Our principal mortgage insurance subsidiary, Radian Guaranty has approximately 60% of its primary insurance in force concentrated in 10 states (with the highest percentage in California). The recent low mortgage interest rate environment has generated increased refinancing activity (the payoff of an existing mortgage loan combined with the establishment of a new mortgage loan). Because mortgage loans in areas experiencing property value appreciation are less likely to require mortgage insurance at the time of refinancing than are loans in areas experiencing limited or no property value appreciation, a low mortgage interest rate environment may have the effect of further concentrating our primary mortgage insurance in force in economically weaker areas. Radian Reinsurance and Radian Asset Assurance also have approximately 40% of their insurance in force concentrated in six of those same 10 states.

We face the possibility of higher claims as our mortgage insurance policies age.

Historically, most claims under private mortgage insurance policies on prime loans occur during the third through fifth year after issuance of the policies, and on policies on non-prime loans during the second through fourth year after issuance of the policies. Approximately 71% of our primary risk in force has not yet reached its anticipated highest claim frequency years. If the growth of our new business were to slow or decline, we would expect claims to grow as a percentage of our revenues, which would likely adversely affect our results of operations and financial condition.

If the estimates we use in establishing reserves for our mortgage insurance or financial guaranty business are incorrect, we may be required to take charges to income and our ratings may be reduced.

We establish reserves in both our mortgage insurance and financial guaranty businesses to provide for the estimated costs of settling claims. In our mortgage insurance business segment, we do not establish reserves until we are notified that a borrower has failed to make at least two payments when due. Once a payment has been missed, we use historical models based on a variety of loan characteristics, including the status of the loan as reported by the servicer of the loan, economic conditions, and the estimated foreclosure period in the area where a default exists, to help determine the amount of the loss reserve.

In our financial guaranty business segment, we base our loss reserves upon our estimates of likely claims and related claims amounts. We increase this reserve either when (1) a primary insurer provides for losses and loss adjustment expenses or (2) we conclude that a default is probable on an insured risk. The amount of the reserve established is based on our analysis of the individual insured risk.

Setting the loss reserves in both business segments involves significant reliance upon estimates with regard to the likelihood, magnitude and timing of a loss. The models and estimates we use to establish loss reserves may not prove to be accurate, especially during an extended economic downturn. There can be no assurance that we have correctly estimated the necessary amount of our reserves or that the reserves we establish will be adequate to cover ultimate losses on incurred defaults.

If our estimates are inadequate, we may be forced by insurance and other regulators or rating agencies to increase our reserves. Unanticipated increases to our reserves could lead to a reduction in our earnings and to our ratings. A reduction of our ratings could have a significant negative impact on our ability to attract and retain business.

Some of our products are riskier than traditional mortgage policies or financial guaranties of public finance obligations.

We generally provide our private mortgage insurance for mortgage products that are at higher risk of default than traditional mortgages. A significant portion of our mortgage insurance in force consists of insurance either on mortgage loans with loan-to-value ratios (“LTVs”) of more than 90% or on adjustable rate mortgage loans. The LTV is the ratio of the original loan amount to the value of the property. Mortgage loans with LTVs greater than 90% are expected to have default incidence rates substantially higher than those with lower LTVs. Adjustable rate mortgage loans generally have higher default rates than fixed rate loans. In addition, if we are required to pay a claim on a higher LTV loan, it is generally more difficult to recover our costs from the underlying property, especially in areas with declining property values.

We also offer traditional pool mortgage insurance, which exposes us to different risks from primary mortgage insurance. Our pool mortgage insurance products generally cover all losses in a pool of loans up to our aggregate exposure limit (generally between 1% and 10% of the initial aggregate loan balance of the entire pool of loans). Under pool insurance, we could be required to pay the full amount of every loan in the pool within our insured layer that is in default and upon which a claim is made until the aggregate limit is reached, rather than a percentage of that amount, as is the case in traditional primary mortgage insurance. As of December 31, 2002, $1.7 billion, or 6.2%, of our risk in force in our mortgage insurance business segment was attributable to pool insurance.

We insure some non-prime loans, which are riskier than our general portfolio and which will likely require us to make a higher percentage of claims payouts. These are usually classified as “Alt-A” and “A minus” loans, and enable borrowers with less than normal documentation or with substandard credit histories to obtain mortgages and mortgage insurance. Although we have historically limited the insurance of these non-prime loans to those made by lenders with good results and servicing experience in this area, we believe that non-prime lending programs represent the largest area for future growth in the mortgage insurance industry, and we have increased and expect to continue to increase our insurance written in this area. During 2002, non-prime business accounted for $16.2 billion or 33.1% of our mortgage insurance business’s new primary insurance written (of which 72.8% was Alt-A) compared to $14.3 billion or 31.9% in 2001. At December 31, 2002, non-prime insurance in force was $25.6 billion or 23.2% of total primary insurance in force as compared to $18.2 billion or 16.8% of primary insurance in force a year ago.

Our subsidiary, Radian Insurance, writes credit insurance on non-traditional mortgage-related assets such as second mortgages and manufactured housing and provides credit enhancement to mortgage-related capital market transactions. These types of insurance could have higher claims payouts than traditional mortgage insurance products. We have less experience writing these types of insurance.

Our subsidiaries also write guaranties involving structured finance transactions that expose us to a variety of market, credit and political risks beyond those that are specific to the mortgage insurance or public finance financial guaranty businesses. We issue guaranties connected with certain asset-backed transactions and securitizations secured by one or a few classes of assets, such as residential mortgages or other consumer assets, utility mortgage bonds and multi-family housing bonds and obligations under credit default swaps, both funded and synthetic. Our subsidiaries, Radian Asset Assurance and Radian Reinsurance, also provide trade credit reinsurance, which protects sellers of goods under certain circumstances against non-payment of the receivables they hold from buyers of those goods. These guaranties expose us to the risk of buyer nonpayment, which could be triggered by many factors, including the business failures of buyers. Such guaranties may cover receivables both where the buyer and seller are in the same country as well as cross-border receivables. In the case of cross-border transactions, we sometimes grant coverage extending to certain political risks, such as foreign currency controls and expropriation, which could interfere with the payment from the buyer.

If we are required to pay claims on our mortgage insurance or financial guaranty products beyond what we have anticipated, then our financial condition and results of operations could be materially and adversely affected.

Our delegated underwriting program may subject us to unanticipated claims.

In our mortgage insurance business, we permit many of our mortgage lender customers to commit Radian Guaranty to insure loans using pre-established underwriting guidelines. Once a lender is accepted for our delegated underwriting program, we generally must insure a loan originated by that lender even if the lender has not followed the specified underwriting guidelines. Even if we terminate a lender’s underwriting authority, we remain at risk for any loans previously insured by the lender before such termination. A lender could possibly commit us to insure a material number of loans with unacceptable risk profiles before we were able to discover the problem and terminate that lender’s delegated underwriting authority. The performance of loans insured through programs of delegated underwriting has not been tested over a period of extended adverse economic conditions. If the specified underwriting guidelines are not properly applied by our lenders, or if we have not properly constructed the guidelines, we could be required to pay a higher number of claims than we expect.

We may face increased risks associated with our contract underwriting business.

In our mortgage insurance business we underwrite some of our customers’ mortgage loans for secondary market compliance while at the same time assessing certain of the loans for mortgage insurance. Our customers sometimes require us to purchase, issue mortgage insurance on, or indemnify them against future loss associated with, loans that we have underwritten for secondary market compliance on their behalf but on which we have made a material mistake. We, therefore, assume some credit risk and interest rate risk if we make an error. In a rising interest rate environment, the value of loans we are required to repurchase could decrease, and consequently, the costs to us of such repurchases could increase.

Our revenues from mortgage insurance are dependent on the annual renewals of policies which may be terminated or not renewed by policyholders.

Most of our mortgage insurance premiums each year are derived from the renewal of policies that we have written in previous years. Consequently, a decrease in the length of time that our mortgage insurance policies remain in force would cause a decline in our revenues, unless we are able to write enough new business to replace the cancelled policies. Recently, the rate of nonrenewal has been increasing. Factors that could cause an increase in nonrenewals of our mortgage insurance policies include falling mortgage interest rates (which leads to increased refinancings and associated cancellations of mortgage insurance), appreciating home values, and changes in the mortgage insurance cancellation requirements of mortgage lenders and investors.

Our success depends on our ability to assess and manage our underwriting risks.

Our success depends on our ability to accurately assess and manage the risks associated with the business we insure. We generally cannot cancel the mortgage insurance or financial guaranty insurance coverage we provide, and, because we generally fix premium rates for the life of a policy when issued, we cannot adjust renewal premiums or otherwise adjust premiums over the life of a policy. If the risk underlying a particular mortgage insurance or financial guaranty coverage develops more adversely than anticipated, or if national and regional economies undergo unanticipated stress, we generally cannot increase premium rates on in-force business or cancel coverage to mitigate the effects of such adverse developments.

Our mortgage insurance and financial guaranty premium rates may not adequately cover future losses. Our mortgage insurance premiums are based upon our expected risk of claims on the insured loan, and take into account the loan’s LTV, loan type, mortgage term, occupancy status and coverage percentage, among other factors. Similarly, our financial guaranty premiums are based upon our expected risk of claim on the insured obligation, and take into account, among other factors, the rating and creditworthiness of the issuer of the insured obligations, the type of insured obligation, the policy term and the structure of the transaction being insured. In addition, the premium rates take into account expected cancellation rates, operating expenses and reinsurance costs, as well as profit and capital needs and the prices we expect would be offered by our competitors. Despite the analytical methods employed, our premiums earned and the associated investment income on the premiums may ultimately prove to be inadequate to compensate for losses we may incur.

Our success is dependent on our ability to manage our investment risks and funds we control.

Our income from our investment portfolio is one of our primary sources of cash flow to support our operations and claim payments. If our calculations with respect to our policy liabilities are incorrect, or if we improperly structure our investments to meet these liabilities, we could have unexpected losses, including losses resulting from forced liquidation of investments before their maturity. Our investments and investment policies and those of our subsidiaries are subject to state insurance laws, and may change depending upon regulatory, economic and market conditions and the existing or anticipated financial condition and operating requirements, including the tax position, of our business segments.

There can be no assurance that our investment objectives will be achieved. The success of our investment activity is affected by general economic conditions, which may adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of such fixed income securities. Volatility or illiquidity in the markets in which we directly or indirectly hold positions could adversely affect us. In addition, our businesses, such as RadianExpress.com, may be responsible for the handling and disbursement of lender funds, which subjects us to the risks that such funds could be misdirected or misappropriated.

If housing values fail to appreciate, our ability to recover amounts paid on defaulted mortgages may be reduced and our earnings may decrease.

Under our standard mortgage insurance policy, upon default we generally have the option of paying an entire loss amount and taking title to a mortgaged property or paying our coverage percentage in full satisfaction of our obligations under the policy. In recent years with a strong housing market, we have been able to take advantage of paying the entire loss amount and selling properties quickly. If housing values fail to appreciate, our ability to recover amounts paid on defaulted mortgages may be reduced or delayed which may decrease our earnings.

A downgrade of the ratings of any of our subsidiaries by any of the rating agencies could adversely affect our business.

The insurance financial strength ratings assigned by S&P, Moody’s and Fitch to our subsidiaries may be downgraded by one or more of the rating agencies as a result of changes in the views of the rating agencies or adverse developments in our or our subsidiaries’ financial condition or results of operations due to underwriting or investment losses or otherwise. As of the date of this prospectus, our subsidiaries have been assigned the following insurance financial strength ratings:

	MOODY’S	S&P	FITCH

Radian Guaranty	Aa3	AA	AA

Radian Insurance	Aa3	AA	AA

Amerin Guaranty	Aa3	AA	AA

Radian Reinsurance	Aa2	AA	AA

Radian Asset Assurance	Not Rated	AA	AA

If the insurance financial strength ratings of any of our mortgage insurance subsidiaries, Radian Guaranty, Radian Insurance or Amerin Guaranty, fall below “Aa3” from Moody’s or “AA” from S&P and Fitch, then national mortgage lenders and a large segment of the mortgage securitization market, including Fannie Mae and Freddie Mac, generally will not purchase mortgages or mortgage-backed securities insured by them. If the insurance financial strength rating of Radian Asset Assurance, one of our financial guaranty subsidiaries, falls below “AA” from S&P or Fitch, it could have a material adverse effect on its competitive position and its prospects for future financial guaranty insurance opportunities. If the insurance financial strength rating of Radian Reinsurance, another of our financial guaranty subsidiaries, falls below “AA” from S&P or Fitch, or “Aa2” from Moody’s, the value of the reinsurance offered by Radian Reinsurance to its primary insurers will be substantially reduced and may no longer be of sufficient economic value to its primary insurers for them to continue to cede insurance to Radian Reinsurance at economically viable rates.

Radian Reinsurance and Radian Asset Assurance are also parties to numerous reinsurance agreements with primary insurers which grant the primary insurers the right to recapture all of the business assumed by Radian Reinsurance or Radian Asset Assurance under these agreements if the financial strength rating of Radian Reinsurance or Radian Asset Assurance, as the case may be, is downgraded below the rating levels from specified rating agencies established in the agreements, and, in some cases, to increase the commissions charged to Radian Reinsurance for cessions in order to compensate the primary insurers for the decrease in credit the rating agencies allow the primary insurers for the reinsurance provided by our financial guaranty subsidiaries.

In October 2002, S&P announced that it had downgraded the insurance financial strength rating of Radian Reinsurance from “AAA” to “AA” (and on April 8, 2003, Fitch announced that it had downgraded the insurance financial strength rating of Radian Reinsurance from “AAA” to “AA” and removed it from “negative watch”). As a result of the downgrade by S&P, the primary insurers have the right, as described above, to recapture the financial guaranty reinsurance assumed by Radian Reinsurance, including substantially all of the unearned premium reserves of Radian Reinsurance. The primary insurers do not have a similar right with respect to the downgrade by Fitch. As described above, the primary insurers also have the right to increase commissions charged to Radian Reinsurance for cessions, including the right to a cash refund of a portion of the unearned premium reserves previously ceded to Radian Reinsurance reflecting the increased commissions. Radian Reinsurance has reached agreement with two of the primary insurers whereby such primary insurers have agreed not to exercise their rights with respect to the downgrade of Radian Reinsurance by S&P, without additional cost to Radian Reinsurance and negotiations continue with respect to the other two primary insurers regarding the exercise of their rights.

If the two primary insurers with whom Radian Reinsurance has not reached agreement were to exercise their right to recapture all of the reinsurance assumed by Radian Reinsurance from them, at September 30, 2003, Radian Reinsurance would be required to return approximately $25.9 billion of par in force for which $160.6 million of written premium and $120.4 million of unearned premium reserves exist as of September 30, 2003. Such return of unearned premium would also include a reduction in (i) loss reserves of $8.0 million, (ii) unamortized policy acquisition costs of $23.3 million, and (iii) a positive mark to market adjustment in respect to credit derivative items of $9.5 million for a net pre-tax gain of $.6 million. Such recapture of reinsurance assumed by Radian Reinsurance would potentially release up to $167.4 million of contingency reserves making such capital available to be redeployed for additional reinsurance, including reinsurance of obligations primarily insured by Radian Asset Assurance, or other opportunities with possibly higher returns to the Company than the reinsurance business required to be returned to the primary insurers. Since the acquisition of Radian Reinsurance by the Company in February 2001, reinsurance assumed from these two primary companies resulted in $26.2 million of written premium and $22.8 million of earned premium in 2001, $35.1 million of written premium and $38.1 million of earned premium in 2002 and $33.7 million of written premium and $33.7 million of earned premium for the first nine months of 2003. If these two primary insurers were instead to exercise their right to increased commissions, commissions would increase by an average 36.4% with respect to one primary insurer, and by 20.6% with respect to what the other primary insurer currently has the right to charge, and would require additional aggregate commissions of approximately $15.0 million with respect to the current unearned premium reserves, in addition to the $2.2 million Radian Reinsurance has already accrued. If these two primary companies exercised their rights with respect to some but not all of the reinsurance agreements resulting in a recapture of some but not all of the reinsurance assumed by Radian Reinsurance from them, such recapture would result in the return of less par in force, written premium and unearned premium, a smaller reduction in loss reserves, unamortized policy acquisition costs, would potentially release less contingency reserves, and could result in a material change in the mark to market adjustment and net pre-tax gain (or loss).

Although Radian Reinsurance may be able to offset some of the effects of increased commissions or reduced reinsurance premiums by posting collateral for the benefit of the reinsurers, the S&P downgrade, or the exercise by primary insurers of their rights triggered by the downgrade of Radian Reinsurance by S&P, could have a material adverse effect on Radian Reinsurance’s competitive position and/or its prospects for future reinsurance opportunities. We cannot be certain that the rating agencies will not make further revisions to Radian Reinsurance’s or Radian Asset Assurance’s financial strength ratings which would again trigger these rights of the primary insurers.

In July 2003, S&P revised its outlook on the mortgage insurance industry in general to “negative” from “stable” based on its annual review of the industry. In such revision S&P rated Radian Guaranty as “stable.” S&P stated that it had revised the outlook for the mortgage insurance industry in general because of its view as to negative trends in pricing adequacy and borrower defaults. Pricing adequacy is the effective premium mortgage insurers can obtain while operating profitably and maintaining capital adequacy.

An increase in our subsidiaries’ risk-to-capital ratio and/or leverage ratio may prevent them from writing new insurance.

Rating agencies and state insurance regulators impose capital requirements on our subsidiaries (Radian Guaranty, Amerin Guaranty, Radian Insurance, Radian Reinsurance and Radian Asset Assurance and their respective subsidiaries). These capital requirements include risk-to-capital ratios, leverage ratios and surplus requirements, and limit the amount of insurance that our subsidiaries may write. Moody’s and S&P have also entered into an agreement with Radian Guaranty that obligates Radian Guaranty to maintain at least $30 million of capital in Radian Insurance as a condition of the issuance and maintenance of Radian Insurance’s “Aa3” rating from Moody’s and “AA” rating from S&P and Fitch, respectively. Our subsidiaries have several alternatives available to control their risk-to-capital ratios and leverage ratios, including obtaining capital contributions from us, purchasing reinsurance, or reducing the amount of new business written. To date, none of our subsidiaries has had any difficulty in maintaining appropriate risk-to-capital or leverage ratios or has been limited in its ability to write new insurance. However, a material reduction in the statutory capital and surplus of a subsidiary, whether resulting from underwriting or investment losses or otherwise, or a disproportionate increase in risk in force, could increase a subsidiary’s risk-to-capital ratio or leverage ratio. This in turn could limit that subsidiary’s ability to write new business or require that subsidiary to obtain reinsurance for existing business, which then could materially adversely affect our results of operations and financial condition.

The private mortgage insurance industry is highly competitive and our revenues could decline as a result of competition.

The United States private mortgage insurance industry is highly dynamic and intensely competitive. Our competitors include:

•	other private mortgage insurers, some of which are subsidiaries of well capitalized companies with higher financial strength ratings and greater access to capital than we have;

•	federal and state governmental and quasi-governmental agencies, principally the Federal Housing Administration (the “FHA”) and the Veterans Administration (“VA”); and

•	mortgage lenders and other intermediaries that forgo third-party insurance coverage and retain the full risk of loss on their high LTV loans.

In addition, there are an increasing number of alternatives to traditional private mortgage insurance, which could reduce the demand for our insurance products. These include:

•	investors using credit enhancements other than private mortgage insurance or using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage; and

•	mortgage lenders structuring mortgage originations such as a first mortgage with an 80% LTV and a second mortgage with a 10% LTV, which is referred to as an “80-10-10 loan,” rather than a first mortgage with a 90% LTV.

Many factors bear on the relative competitive positions of the private mortgage insurance industry and our competitors, including price, underwriting criteria, legislative and regulatory initiatives that affect the FHA’s competitive position and the capital adequacy of, and alternative business opportunities for, lending institutions.

If we are unsuccessful at meeting the competition in our industry, our revenues may decline.

Because many of the mortgage loans we insure are sold to Fannie Mae and Freddie Mac, changes in their business practices could significantly reduce our revenues.

Because the beneficiaries of the majority of our mortgage insurance policies are Fannie Mae and Freddie Mac, their business practices have a significant influence on us as well as on the mortgage insurance industry in general. Changes in their practices could reduce the number of policies they purchase that are insured by us and consequently reduce our revenues. Subject to certain minimum requirements, some of their programs require less insurance coverage than they historically have required. Fannie Mae and Freddie Mac have the ability to further reduce coverage requirements, which could cause a reduction in the demand for mortgage insurance and cause our premium revenues to decline.

In addition, new risk-based capital rules promulgated by the Office of Federal Housing Enterprise Oversight, which regulates Fannie Mae and Freddie Mac, may provide incentives for Fannie Mae and Freddie Mac to purchase loans that are insured by mortgage insurance companies rated “AAA” rather than “AA.” These rules could impair the ability of our subsidiaries, Radian Guaranty and Amerin Guaranty, which are both rated “AA,” to compete with “AAA”-rated companies. Currently there is one “AAA”-rated mortgage insurance company. The rules will not be fully phased-in for several more years. If Fannie Mae and Freddie Mac choose to purchase mortgage insurance from “AAA”-rated companies instead of us, our revenues would decline.

We face significant competition in the financial guaranty industry and our revenues could decline as a result of competition.

The financial guaranty industry is also highly competitive. The principal sources of direct and indirect competition are:

•	other financial guaranty insurance companies;

•	multiline insurers that have increased their participation in financial guaranty reinsurance, some of which have formed strategic alliances with some of the U.S. primary financial guaranty insurers; and

•	other forms of credit enhancement, including letters of credit, guaranties and credit default swaps provided primarily by foreign and domestic banks and other financial institutions, some of which are governmental enterprises or have been assigned the highest ratings awarded by one or more of the major rating agencies.

The rating agencies allow credit to a ceding company’s capital requirements and single-risk limits for reinsurance ceded in an amount that is in part determined by the financial strength rating of the reinsurer. Some of our competitors have greater financial resources and are better capitalized than we and/or have been assigned higher ratings by one or more of the major rating agencies. Competition in the financial guaranty reinsurance business is based on many factors, including overall financial strength, pricing, service and evaluation by the rating agencies of financial strength.

Legislation and regulatory changes and interpretations could harm our business.

Changes in laws and regulations affecting the municipal, asset-backed and trade credit debt markets, as well as other governmental regulations, may subject us to additional legal liability or affect the demand for financial guaranty insurance and the demand for the primary insurance and reinsurance that we provide.

Increases in the maximum loan amount that the FHA can insure can reduce the demand for private mortgage insurance. This maximum amount has, in general, been increased annually, indexed to Fannie Mae and Freddie Mac limits. In addition, the FHA has streamlined its down-payment formula and reduced the premiums it charges for FHA insurance, making it more competitive with private mortgage insurance in areas with higher home prices. These and other legislative and regulatory changes have caused, and may cause in the future, demand for private mortgage insurance to decrease.

The U.S. Department of Housing and Urban Development (“HUD”) has proposed a rule under the Real Estate Settlement Procedures Act (“RESPA”) to create an exemption from the provisions of RESPA that prohibit the giving of any fee, kickback or thing of value under any agreement or understanding that real estate settlement services will be referred. The proposed rule would make the exemption available to lenders that, at the time a borrower submits a loan application, give the borrower a firm, guaranteed price for all the settlement services associated with the loan. Mortgage insurance is currently included in the proposed rule as one of these settlement services. HUD is not expected to finalize the rule until the early fall of 2003 at the earliest, and the rule would not be effective until a year after it is finalized. If the rule is implemented, the premiums charged for mortgage insurance could be negatively affected.

Our business and our legal liabilities may also be affected by federal or state consumer, lending and insurance laws and regulations. In recent years we have also been subject to consumer lawsuits alleging violations of RESPA. If litigation or changes with respect to these laws and regulations are resolved in a way that is unfavorable to us, our revenues could decline.

Changes in tax laws could reduce the demand or profitability of financial guaranty insurance, which could harm our business.

Any material change in the U.S. tax treatment of municipal securities, or the imposition of a “flat tax” or a national sales tax in lieu of the current federal income tax structure in the United States, and changes in the treatment of dividends could adversely affect the market for municipal obligations and, consequently, reduce the demand for financial guaranty insurance and reinsurance of such obligations.

The Jobs and Growth Tax Relief Reconciliation Act of 2003, enacted in May 2003, significantly reduces the federal income tax rate for individuals on dividends and long-term capital gains. This tax change may adversely affect the market for municipal obligations and, consequently, reduce the demand for financial guaranty insurance and reinsurance of these obligations, which could reduce our revenue and profitability from the writing of such insurance and reinsurance. Future potential changes in U.S. tax laws, including current efforts by certain members of Congress and the Bush administration to eliminate the federal income tax on dividends, might also affect demand for municipal securities and for financial guaranty insurance and reinsurance of those obligations.

Our growth may be restricted if we are unable to obtain reinsurance or other forms of soft capital.

Our ability to maintain reinsurance capacity or other forms of soft capital is important to our growth strategy for our financial guaranty business. In order to comply with regulatory, rating agency and internal capital and single risk retention limits as our business grows, we may need access to sufficient reinsurance or other soft capital capacity to underwrite transactions. The market for reinsurance has recently become more concentrated, as several participants have exited the industry. If we were to become unable to obtain sufficient reinsurance or other forms of soft capital, this could have an adverse impact on our ability to issue new policies.

The performance of our strategic investments could harm our financial results.

At December 31, 2002, we had investments in affiliates of $259.1 million. The performance of our strategic investments in affiliates could be harmed by:

•	the lack of stability of capital markets;

•	changes in the real estate, mortgage lending, mortgage servicing, title and financial guaranty markets;

•	future movements in interest rates;

•	those operations’ future financial condition and performance;

•	the ability of those entities to execute future business plans; and

•	our dependence upon management to operate those companies in which we do not own a controlling share.

In addition, our ability to engage in additional strategic investments is subject to the availability of capital and maintenance of our financial strength ratings by rating agencies.

We may not be able to effectively manage our growth.

We seek to expand our business internationally and into new markets. Our expansion into new markets presents us with different risks, business analyses and management challenges. We may not be able to effectively manage new operations or successfully integrate them into our existing operations.

Risks Relating to the Debentures

We are a holding company that depends on the ability of our subsidiaries to pay dividends to us in order to service our debt.

Our principal source of cash is dividends and other distributions from our subsidiaries, which are limited, among other things, by their earnings and the level of their liquidity. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us is subject to statutory as well as contractual restrictions, and is also subject to certain restrictions in our existing debt instruments. As of December 31, 2002, our subsidiaries’ total amount of indebtedness outstanding was $75 million. As of September 30, 2003 our subsidiaries had no indebtedness. Under applicable state insurance law, the amount of dividends and other distributions that our insurance subsidiaries may pay is restricted. Our subsidiaries may also be restricted in their ability to pay dividends in order to maintain capital necessary to retain their ratings from applicable rating agencies. Although we currently expect our subsidiaries to pay us sufficient dividends to service our debt, a deterioration in our subsidiaries’ earnings, cash flows or capital and surplus, as a result of an economic downturn or losses from our insurance operations and a corresponding decrease in their net worth or otherwise, could limit their ability to pay cash dividends to us, which, in turn, would limit our ability to service our debt

Our stock price, and therefore the price of the debentures, may be subject to significant fluctuations and volatility.

The market price of our common stock has been subject to significant fluctuations. These fluctuations could continue and could cause fluctuations in the price of the debentures. Holders who have received common stock upon conversion will also be subject to the risk of volatility. Among the factors that could affect our common stock price, including those discussed above, are:

•	increases in our loss experience, including as a result of national or regional economic recessions, declining values of homes, higher unemployment rates and deteriorating borrower credit;

•	legislative or regulatory changes that may affect the demand for private mortgage insurance;

•	actions by Fannie Mae and Freddie Mac;

•	interest rate volatility;

•	quarterly variations in our operating results;

•	changes in our capital requirements due to initiatives by The Office of Federal Housing Enterprise Oversight and/or the rating agencies;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as new product announcements, acquisitions or restructuring;

•	general market conditions; and

•	domestic and international economic factors unrelated to our performance.

The stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock and of the debentures.

You should consider the United States Federal income tax consequences of owning debentures.

Under the indenture, we have agreed, and by acceptance of a beneficial interest in the debentures each beneficial owner of the debentures will be deemed to have agreed, among other things, for United States federal income tax purposes, to treat the debentures as indebtedness that is subject to the Internal Revenue Service Rules governing debt instruments that provide for payments that are contingent in amount and the discussion below assumes that the debentures will be so treated. However, no assurance can be given that the Internal Revenue Service will not assert that the debentures should be treated differently. Such treatment could affect how much interest income is included in the beneficial owner’s taxable income and when it is included with the result that the beneficial owners may recognize more interest income sooner than we anticipate. In general, beneficial owners of the debentures will be required to recognize interest income on the debentures in the manner described in this prospectus, regardless of when the beneficial owner would otherwise be required to include interest on the debentures in income under its normal method of tax accounting.

Beneficial owners will be required, in general, to recognize interest based on the rate at which we would issue a fixed rate nonconvertible debt instrument with terms and conditions similar to the debentures, rather than at a lower rate based on the interest earned on the debentures for non-tax purposes. Accordingly, owners of debentures will likely be required to include interest in taxable income in each year in excess of the interest earned on the debentures for non-tax purposes.

Furthermore, upon a sale, conversion or redemption of a debenture, beneficial owners will recognize gain or loss for tax purposes equal to the difference between the proceeds and the beneficial owner’s tax basis in the debentures. In general, the proceeds realized by beneficial owners will include, in the case of a conversion, the fair market value of the stock received upon the conversion of the debentures into our common stock. Any gain on a sale, conversion or redemption of a debenture will be treated as interest income for tax purposes. Please consult your own tax advisors as to the United States federal, state, local or other tax consequences of acquiring, owning and disposing of the debentures. A summary of the United States federal income tax consequences of ownership of the debentures is described in this prospectus under the heading “United States Taxation.”

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the debentures, if any, could cause the liquidity or market value of the debentures to decline significantly.

The debentures are rated by S&P, Moody’s and Fitch. There can be no assurance any rating so assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if in that rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant.

Risk Factors Related to the Debentures and the Offering

There may be no active trading market for the Debentures.

We cannot assure you as to the liquidity or sustainability of any active trading market for the debentures market, the ability of the holders to sell their debentures or the price at which holders of the debentures will be able to sell their debentures. We have not applied and do not intend to apply for listing of the debentures on any securities exchange or any automated quotation system.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the debentures or the shares of common stock offered by this prospectus.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed and traded on the New York Stock Exchange under the symbol “RDN.”

The following table sets forth the high and low sale prices for the indicated periods as reported on the New York Stock Exchange and the cash dividends paid per share of our common stock during the periods indicated. Data has been adjusted for the two-for-one stock split effected in June 2001.

	High	Low	Dividends Paid (per share)
2001
First Quarter	$37.53	$26.91	$.015
Second Quarter	$43.87	$32.48	$.02
Third Quarter	$42.77	$30.10	$.02
Fourth Quarter	$43.40	$31.62	$.02

2002
First Quarter	$49.80	$40.48	$.02
Second Quarter	$55.56	$47.60	$.02
Third Quarter	$49.82	$30.85	$.02
Fourth Quarter	$42.00	$29.40	$.02

2003
First Quarter	$41.60	$30.02	$.02
Second Quarter	$42.65	$33.04	$.02
Third Quarter	$49.15	$36.52	$.02

On December 19, the last reported price of our common stock was $47.12 per share.

Dividends are paid on a quarterly basis, as may be declared by our board of directors from time to time. Our ability to pay dividends is dependent upon, among other things, the availability of dividends from our subsidiaries and may be subject to contractual restrictions contained in any current or future loan agreements or debt instruments. Our insurance company subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. See “Risk Factors—Risks Related to the Debentures.”

DESCRIPTION OF DEBENTURES

We issued the debentures under an indenture dated January 11, 2002, between us and The Bank of New York, as trustee. Initially, The Bank of New York acted as paying agent, conversion agent, and calculation agent for the debentures. The terms of the debentures include those provided in the indenture and those provided in the registration rights agreement, which we entered into with Banc of America Securities LLC and Lehman Brothers, Inc., the initial purchasers, on January 11, 2002. The debentures offered hereby were originally sold to the initial purchasers for resale under Rule 144A under the Securities Act of 1933.

The following description is only a summary of the material provisions of the debentures, the indenture and the registration rights agreement. The summary is not complete and is subject to, and qualified by reference to, all of the provisions of the debentures, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they and not this description, define your rights as holders of these debentures. Copies of these documents have been filed as exhibits to the registration statement of which this prospectus forms a part.

When we refer to Radian Group in this section, we refer only to Radian Group Inc., a Delaware corporation, and not its subsidiaries.

Brief Description of the Debentures

The debentures offered hereby:

•	constitute $220,000,000 in aggregate principal amount;

•	bear interest at a per annum rate of 2.25% payable semiannually on each January 1 and July 1 beginning July 1, 2002;

•	bear contingent interest in the circumstances described under “Contingent Interest;”

•	are general unsecured obligations of Radian Group, ranking equally with all of our other unsecured senior indebtedness and senior in right of payment to any subordinated indebtedness; as indebtedness of Radian Group the debentures will be effectively subordinated to all indebtedness and liabilities of our subsidiaries;

•	are convertible into our common stock initially at a conversion price of $57.75 per share, under the conditions and subject to adjustment as described under “— Conversion Rights;”

•	are redeemable at our option in whole or in part beginning on January 1, 2005 upon the terms set forth under “— Optional Redemption by Radian Group;”

•	are subject to repurchase by us at your option on January 1, 2005, 2007, 2009, 2012 and 2017 or upon a change of control, upon the terms and repurchase prices set forth below under “— Repurchase of Debentures at the Option of Holders;” and

•	are due on January 1, 2022, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of Radian Group, except to the extent described under “— Repurchase of Debentures at the Option of Holders — Change of Control Put” below.

Under the indenture, we have agreed, and by acceptance of a beneficial interest in the debentures each beneficial owner of the debentures will be deemed to have agreed, among other things, for United States federal income tax purposes, to treat the debentures as indebtedness that is subject to the regulations governing contingent payment debt instruments and the discussion below assumes that the debentures will be so treated. However, no assurance can be given that the IRS will not assert that the debentures should be treated differently. Such treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the debentures. See “United States Taxation — Classification of the Debentures.”

In general, beneficial owners of the debentures are required to accrue interest income on the debentures in the manner described in this prospectus, regardless of whether such owner uses the cash or accrual method of tax accounting. Beneficial owners will be required, in general, to accrue interest based on the rate at which we would issue a fixed rate nonconvertible debt instrument with terms and conditions similar to the debentures, rather than at a lower rate based on the accruals on the debentures for non-tax purposes. Accordingly, owners of debentures will likely be required to include interest in taxable income in each year in excess of the accruals on the debentures for non-tax purposes. Furthermore, upon a sale, exchange, conversion or redemption of a debenture, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the debentures. In general, the amount realized by you will include, in the case of a conversion, the fair market value of the stock you receive. Any gain on a sale, exchange, conversion or redemption of a debenture will be treated as ordinary interest income. Please consult your own tax advisors as to the United States federal, state, local or other tax consequences of acquiring, owning and disposing of the debentures. See “United States Taxation.”

No sinking fund is provided for the debentures. The debentures are not subject to defeasance. The debentures have been issued only in registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000 above that amount. No service charge will be made for any registration of transfer or exchange of debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer. You may present definitive debentures for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which currently is the principal corporate trust office of the trustee, which is located at 101 Barclay Street, Floor 21 West, New York, NY 10286.

For information regarding conversion, registration of transfer and exchange of global debentures, see “— Form, Denomination and Registration.”

Interest

The debentures bear interest at a rate of 2.25% per annum from January 11, 2002. We will also pay contingent interest on the debentures in the circumstances described under “— Contingent Interest.” We pay interest on the debentures semiannually on January 1 and July 1 of each year beginning July 1, 2002, to the holders of record at the close of business on the preceding December 15 and June 15, respectively. There are two exceptions to the preceding sentence:

•	In general, we will not pay accrued and unpaid interest on any debentures that are converted into our common stock. See “— Conversion Rights.” If a holder of debentures converts after a record date for an interest payment but before the corresponding interest payment date, the holder will receive on that interest payment date accrued and unpaid interest on those debentures, notwithstanding the holder’s conversion of those debentures before that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that holder surrenders debentures for conversion, the holder must pay to us an amount equal to the interest that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, to a holder that converts debentures that are called by us for redemption after a record date for an interest payment but before the corresponding interest payment date. Accordingly, if we elect to redeem debentures on a date that is after a record date but before the corresponding interest payment date, and before the redemption date a holder of debentures selected for redemption chooses to convert those debentures, the holder will not be required to pay us, at the time that holder surrenders those debentures for conversion, the amount of interest it will receive on the interest payment date.

•	We will pay interest to a person other than the holder of record on the record date if we elect to redeem, or holders elect to require us to repurchase, the debentures on a date that is after a record date but on or before the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the debentures being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those debentures.

Except as provided below, we will pay interest on:

•	global debentures to DTC in immediately available funds;

•	any definitive debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those debentures; and

•	any definitive debentures having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by the holders of those debentures.

At maturity we will pay interest on the definitive debentures at our office or agency in New York City which currently is the principal corporate trust office of the trustee, which is located at 101 Barclay Street, Floor 21 West, New York, NY 10286.

We pay principal on:

•	global Debentures to DTC in immediately available funds; and

•	any definitive debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Contingent Interest

The interest rate on the debentures will increase to the reset rate for any semi-annual period commencing on January 1, 2005, 2007, 2009, 2012 or 2017, each of which we refer to as a reset rate determination date, if the trading price condition for that semi-annual period is satisfied. The trading price condition is satisfied for any semi-annual period if the closing sale price of our common stock for any 20 out of the last 30 trading days ending five days before the first day of such semi-annual period is less than or equal to 60% of the conversion price of the debentures in effect for each of those 20 trading days.

Following an increase to the reset rate, the interest rate on the debentures will remain the reset rate unless and until the first day of a subsequent semi-annual period for which the trading price condition is not satisfied, at which time the interest rate on the debentures will revert to 2.25% per annum and will remain at such rate unless and until the trading price condition is satisfied for a semi-annual period commencing on a subsequent reset rate determination date.

If the reset rate is in effect for a particular semi-annual period, we will pay a portion of any increase in the reset rate in cash at an annualized rate of 0.35% per annum (0.175% per semi-annual period) and any remaining increase in interest will be added to the principal amount of the debentures (but will not affect the number of shares of common stock issuable upon conversion of the debentures) and will be accrued and payable at maturity, upon any repurchase at the option of the holder or upon any optional redemption by Radian Group. Interest, additional interest and contingent interest will accrue on any such remaining increase in interest and be payable at such times as interest, additional interest and contingent interest is otherwise payable.

The reset rate determined as of each reset rate determination date will be equal to 75% of the rate that would, in the sole judgment of the Reset Rate Agent, result in a trading price of par of a hypothetical issue of senior, nonconvertible, noncontingent, fixed rate debt securities of Radian Group with:

•	a final maturity comparable to the debentures then outstanding;

•	an aggregate principal amount equal to the principal amount of the debentures then outstanding; and

•	covenants and other provisions that are, insofar as would be practicable for an issue of senior, nonconvertible, noncontingent, fixed-rate debt securities, substantially identical to those of the debentures, but which are not subject to repurchase by Radian Group at the option of the holder. In no case, however, will the reset rate ever be greater than 12% or less than 2.60%. Also, if the Reset Rate Agent has not established the reset rate for the applicable semi-annual period, or if the Reset Rate Agent determines in its sole judgment that there is no suitable reference rate from which the reset rate may be determined, the reset rate for that period will be the reset rate most recently determined (except if there is no reset rate most recently determined, in which case the reset rate shall be a rate mutually agreed upon by the Reset Rate Agent and us reflecting current market conditions), such reset rate to remain in effect until the Reset Rate Agent shall determine a new reset rate.

We have appointed Banc of America Securities LLC as Reset Rate Agent. For the determination of the reset rate, the Reset Rate Agent will seek indicative reference rates from three nationally-recognized investment banks, and the reset rate shall be the average of such three indicative reference rates, provided that if at least three such indicative reference rates cannot reasonably be obtained by the Reset Rate Agent, but two such indicative reference rates are obtained, then the average of the two indicative reference rates shall be used, and if only one such indicative reference rate can reasonably be obtained by the Reset Rate Agent this one indicative reference rate shall be used. The determination of any reset rate will be conclusive and binding upon the Reset Rate Agent, Radian Group, the trustee and the holders of the debentures, in the absence of manifest error. We may remove the Reset Rate Agent and appoint a successor Reset Rate Agent at any time, who will not be Radian Group or any of its affiliates or employees.

The “sale price” of our common stock on any date means the closing per share sale price (or if no closing per share price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, then as reported by the Nasdaq system.

In the event contingent interest is payable, we will disseminate a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing this information or publish the information on our Web site or through such other public medium as we may use at that time.

We will pay the cash component of contingent interest, if any, in the same manner as we will pay interest described above under “Interest,” and your obligations in respect of the payment of contingent interest in connection with the conversion of any debentures will also be the same as described under “Interest.”

CONVERSION RIGHTS

General

You may convert any outstanding debentures (or portions of outstanding debentures) as described below into our common stock, initially at the conversion price of $57.75 per share (equal to a conversion rate of 17.316 shares per $1,000 principal amount of debentures). The conversion price is subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of debentures. Instead, we will pay a cash adjustment based upon the sale price of our common stock on the business day immediately preceding the conversion date. You may convert debentures only in denominations of $1,000 and integral multiples of $1,000.

You may surrender debentures for conversion into our common stock before the stated maturity only under the following circumstances (which we refer to as Market Price Conditions):

•	during any conversion period, as described below, if the closing sale price of our common stock for at least 20 trading days in the 30 trading day period ending on the first day of the conversion period was more than 120% of the conversion price on that thirtieth trading day;

•	during the five business-day period following any 10 consecutive trading-day period in which the average of the trading prices, as described below, for the debentures for that 10 trading-day period was less than 105% of the average conversion value, as described below, for the debentures during that period;

•	during any period after the 30th day following the initial issuance of the debentures in which the credit rating assigned to the debentures by both Moody’s and S&P is below Baa3 or BBB-, respectively, or that neither rating agency is rating the debentures;

•	if we have called the debentures for redemption; or

•	upon the occurrence of the specified corporate transactions discussed below.

If you have exercised your right to require us to repurchase your debentures as described under “Repurchase of Debentures at the Option of Holders,” you may convert your debentures into our common stock only if you withdraw your notice of exercise and convert your debentures before the close of business on the business day immediately preceding the applicable repurchase date.

Conversion Upon Satisfaction of Market Price Conditions

You may surrender any of your debentures for conversion into our common stock during any conversion period if the closing sale price of our common stock for at least 20 trading days in the 30 trading-day period ending on the first day of the conversion period exceeds 120% of the conversion price on that thirtieth trading day. A “conversion period” will be the period from and including the thirtieth trading day in a fiscal quarter to but not including the thirtieth trading day in the immediately following fiscal quarter.

You also may surrender any of your debentures for conversion into our common stock during the five business-day period following any 10 consecutive trading-day period in which the average of the trading prices for the debentures for that 10 trading-day period was less than 105% of the average conversion value for the debentures during that period. “Conversion value” is equal to the product of the sale price for our common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each $1,000 principal amount of debentures is then convertible. The “trading price” of the debentures on any date of determination means the average of the secondary market bid quotations per debenture obtained by us or the calculation agent for $10,000,000 principal amount at maturity of the debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids cannot reasonably be obtained by us or the calculation agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by us or the calculation agent, this one bid shall be used. If either we or the calculation agent cannot reasonably obtain at least one bid for $10,000,000 principal amount at maturity of the debentures from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the debentures, then the trading price of the debentures will equal (a) the then-applicable conversion rate of the debentures multiplied by (b) the sale price of our common stock on such determination date.

Conversion Upon Credit Rating Event

You may surrender any of your debentures for conversion during any period in which the credit ratings assigned to the debentures by both Moody’s and S&P are below Baa3 or BBB-, respectively, or in which the credit ratings assigned to the debentures are suspended or withdrawn by both rating agencies or in which neither rating agency is rating the debentures.

Conversion Upon Notice of Redemption

You may surrender for conversion any debentures we call for redemption at any time before the close of business on the day that is two business days before the redemption date, even if the debentures are not otherwise convertible at that time. If you have already delivered a purchase notice or a change of control purchase notice with respect to a debenture, however, you may not surrender that debenture for conversion until you have withdrawn the notice in accordance with the indenture.

Conversion Upon Specified Corporate Transactions

Even if none of the other conditions described above have occurred, if:

•	we distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days, common stock at less than the sale price of the common stock at the time of the announcement of such distribution;

•	we distribute to all holders of our common stock cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the sale price of the common stock on the day preceding the declaration date for the distribution; or

•

a change of control as described under “— Repurchase of Debentures at the Option of Holders — Change of Control Put” occurs but holders of debentures do not have the right to require us to repurchase their debentures as a result of such change of control because either: (1) the sale price of our common stock for a specified period before such change of control exceeds a specified level or (2) because the consideration received in such change of control consists of freely tradable stock and the debentures become convertible into that stock (each as more fully described under “— Repurchase of Debentures at the Option of Holders — Change of Control Put”);

then we must notify you at least 20 days before the ex-dividend date for the distribution or within 30 days of the occurrence of the change of control, as the case may be. Once we have given that notice, you may surrender your debentures for conversion at any time until the earlier of close of business on the business day before the ex-dividend date or our announcement that the distribution will not take place, in the case of a distribution, or within 30 days of the change of control notice, in the case of a change of control. In the case of a distribution, no adjustment to the ability of a holder of debentures to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

In addition, if we are party to a consolidation, merger or binding share exchange under which our common stock would be converted into cash, securities or other property, a holder may surrender debentures for conversion at any time from and after the date which is 15 days before the date we announce as the anticipated effective date of the transaction until 15 days after the actual date of the transaction. If we are a party to a consolidation, merger or binding share exchange under which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a debenture into common stock will be changed into a right to convert the debentures into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted such debentures immediately before the transaction. If the transaction also constitutes a “change of control,” as defined below, the holder can require us to repurchase all or a portion of its debentures as described under “— Repurchase of Debentures at the Option of Holders — Change of Control Put.”

Conversion Procedures

Except as provided below, if you convert your debentures into our common stock on any day other than an interest payment date, you will not receive any interest that has accrued on those debentures since the prior interest payment date. By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the debentures being converted by the conversion price (stated as an amount per $1.00 principal amount of debentures), together with a cash payment in lieu of any fractional shares, we will satisfy our obligation with respect to the debentures. That is, accrued and unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited.

If you convert after a record date for an interest payment but before the corresponding interest payment date, you will receive on the interest payment date interest accrued on those debentures, notwithstanding the conversion of debentures before the interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender any debentures for conversion, you must pay us an amount equal to the interest that has accrued and that will be paid on the debentures being converted on the interest payment date. The preceding sentence does not apply to debentures that are converted after being called by us for redemption after a record date for an interest payment but before the corresponding interest payment date. Accordingly, if we call your debentures for redemption on a date that is after a record date for an interest payment but before the corresponding interest payment date, and before the redemption date you choose to convert your debentures, you will not be required to pay us at the time you surrender your debentures for conversion the amount of interest on the debentures you will receive on the date that has been fixed for redemption.

You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any payable by you have been paid.

To convert interests in a global debenture, you must deliver to DTC the appropriate instruction form for conversion under DTC’s conversion program. To convert a definitive debenture, you must:

•	complete the conversion notice on the back of the debentures (or a facsimile thereof);

•	deliver the completed conversion notice and the debentures to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest on the debentures to be converted to which you are not entitled, as described in the second preceding paragraph; and

•	pay all taxes or duties, if any as described in the preceding paragraph.

The conversion date will be the date on which all of the foregoing requirements have been satisfied. The debentures will be deemed to have been converted immediately before the close of business on the conversion date. A certificate for the number of shares of common stock into which the debentures are converted (and cash in lieu of any fractional shares) will be delivered as soon as practicable on or after the conversion date.

Conversion Price Adjustments

We will adjust the initial conversion price for certain events, including:

•	issuances of our common stock as a dividend or distribution to all holders of our common stock;

•	certain subdivisions and combinations of our common stock;

•	issuances to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock at the time of the announcement of such issuance;

•	distributions to all holders of our common stock of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets, including securities, but excluding:

•	the rights and warrants referred to in the immediately preceding bullet point,

•	any dividends and distributions in connection with a reclassification, change, consolidation, merger combination, sale or conveyance resulting in a change in the conversion consideration under the fourth succeeding paragraph, or

•	any dividends or distributions paid exclusively in cash;

•	distributions consisting exclusively of cash to all holders of our common stock to the extent that those distributions, combined together with:

•	all other all-cash distributions made within the preceding 12 months for which no adjustment has been made, plus

•	any cash and the fair market value of other consideration paid for in any tender offers by us or any of our subsidiaries for our common stock expiring within the preceding 12 months for which no adjustment has been made, exceeds 10% of our market capitalization on the record date for that distribution; our “market capitalization,” as of any date, is the product of the sale price of our common stock on such date times the number of shares of our common stock then outstanding; and

•	purchases of our common stock under a tender offer made by us or any of our subsidiaries to the extent such purchases involve an aggregate consideration that, together with:

•	any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding the tender offer for which no adjustment has been made, plus

•	the aggregate amount of any all-cash distributions referred to in the immediately preceding bullet point to all holders of our common stock within 12 months preceding the expiration of the tender offer for which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of the tender offer.

We will not make any adjustment if holders of debentures may participate in the transactions described above or in certain other cases. In cases:

•	where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities that are applicable to one share of common stock and are distributed to stockholders equals or exceeds the average sale price of the common stock over a specified period, or

•	in which the average sale price of the common stock over a specified period exceeds the fair market value of the assets, debt securities or rights, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion price, the holder of a debenture will be entitled to receive upon conversion, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that the holder would have received if the holder had converted its debentures immediately before the record date for determining the shareholders entitled to receive the distribution.

We will not make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price in effect at that time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made.

If we:

•	reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

•	consolidate or combine with or merge into or are a party to a binding share exchange with any person or sell or convey to another person all or substantially all of our property and assets, and the holders of our common stock receive (or the common stock is converted into) stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, then, at the effective time of the transaction you may convert your debentures into the consideration that you would have received if you had converted your Debentures immediately before the reclassification, change, consolidation, combination, merger sale or conveyance. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

In the event that we distribute shares of capital stock of a subsidiary of ours, the conversion rate will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution.

In the event we elect to make a distribution described in the third or fourth bullet of the first paragraph of this subsection “— Conversion Price Adjustments,” which, in the case of the fourth bullet, has a per share value equal to more than 10% of the sale price of our shares of common stock on the day preceding the declaration date for the distribution, then, if the distribution would also trigger a conversion right under “— Conversion Upon Specified Corporate Transactions,” or if the debentures are otherwise convertible, we will be required to give notice to you at least 20 days before the ex-dividend date for the distribution and, upon the giving of notice, the debentures may be surrendered for conversion at any time until the close of business on the business day before the ex-dividend date or until we announce that the distribution will not take place. No adjustment to the conversion price or to your ability to convert will be made if you will otherwise participate in the distribution without conversion or in certain other cases.

If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, you may in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See “United States Taxation — United States Holders — Constructive Dividends.”

To the extent permitted by law, from time to time we may reduce the conversion price of the debentures by any amount for any period of at least 20 days. In that case, we will give at least 15 days notice of the reduction. We may also reduce the conversion price, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Optional Redemption by Radian Group

Before January 1, 2005, the debentures will not be redeemable at our option. Beginning on January 1, 2005, we may redeem the debentures for cash at any time as a whole, or from time to time in part, at a redemption price equal to the principal amount of those debentures plus any accrued and unpaid interest, including contingent interest, and additional interest, if any, on those debentures to the redemption date. We will give you at least 30 days but not more than 60 days notice of redemption by mail. Debentures or portions of debentures called for redemption will be convertible by you until the close of business on the second business day before the redemption date.

If we do not redeem all of the debentures, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot or on a pro rata basis. If any debentures are to be redeemed in part only we will issue a new debenture or debentures in principal amount equal to the unredeemed principal portion thereof. If a portion of your debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

Repurchase of Debentures at the Option of Holders

Optional Put

On January 1, 2005, 2007, 2009, 2012 and 2017 you may require us to repurchase any outstanding debentures for which you have properly delivered and not withdrawn a written repurchase notice, subject to certain additional conditions, at a purchase price equal to the principal amount of those debentures plus any accrued and unpaid interest, including contingent interest and additional interest, if any, on those debentures to the repurchase date. You may submit your debentures for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days before the repurchase date until the close of business on the third business day before the repurchase date.

Instead of paying the purchase price in cash, we may pay the purchase price in common stock, cash or a combination of common stock and cash, at our option. The number of shares of common stock a holder will receive will equal the relevant amount of the purchase price divided by 97.5% of the average of the sale price of our common stock for the 20 trading days immediately preceding and including the third day before the repurchase date. However, we may not pay the purchase price in common stock or a combination of common stock and cash, unless we satisfy certain conditions before the repurchase date as provided in the indenture, including:

•	registration of the shares of our common stock to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

•	qualification of the shares of our common stock to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

•	listing of our common stock on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.

We will be required to give you notice at least 20 business days before each repurchase date at your address shown in the register of the registrar and to beneficial owners as required by applicable law stating among other things, the procedures that you must follow to require us to repurchase your debentures as described below and whether the purchase price will be paid in cash or common stock, or a combination with a portion payable in cash or common stock.

Because the sale price of our common stock will be determined before the applicable repurchase date, you bear the market risk that our common stock will decline in value between the date the sale price is calculated and the repurchase date.

The repurchase notice given by you electing to require us to repurchase debentures must be given so as to be received by the paying agent no later than the close of business on the third business day before the repurchase date and must state:

•	the certificate numbers of your debentures to be delivered for repurchase;

•	the portion of the principal amount of debentures to be repurchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the debentures are to be repurchased by us under the applicable provisions of the debentures.

You may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent before the close of business on the repurchase date. The notice of withdrawal must state:

•	the principal amount of debentures being withdrawn;

•	the certificate numbers of the debentures being withdrawn; and

•	the principal amount, if any of the debentures that remain subject to the repurchase notice.

In connection with any repurchase we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

Our obligation to pay the purchase price for debentures for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon you delivering the debentures, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the purchase price for the debentures to be paid promptly following the later of the repurchase date or the time of delivery of the debentures, together with such endorsements.

If the paying agent holds money or common stock sufficient to pay the purchase price of the debentures for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the debentures will cease to be outstanding and interest on the debentures will cease to accrue, whether or not the debentures are delivered to the paying agent. Thereafter all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the debentures.

Our ability to repurchase debentures for cash may be limited by restrictions on the ability of Radian Group to obtain funds for such repurchase through dividends from its subsidiaries and the terms of our then existing borrowing agreements.

Change of Control Put

If a change of control, as described below, occurs, you will have the right (subject to certain exceptions set forth below) to require us to repurchase all of your debentures not previously called for redemption, or any portion of those debentures, that is equal to $1,000 in principal amount or an integral multiple of $1,000, at a purchase price equal to the principal amount of all debentures you require us to repurchase plus any accrued and unpaid interest, including contingent interest and additional interest, if any, on those debentures to the repurchase date. In addition, we may also be required to offer to repurchase our other senior debt on a pro rata basis with the debentures, upon a change of control, if similar change of control offers are or will be required by our other senior debt.

Instead of paying the purchase price in cash, we may pay the purchase price in our common stock or, in the case of a merger in which we are not the surviving corporation, common stock, ordinary shares or American Depositary Shares of the surviving corporation or its direct or indirect parent corporation, cash or a combination of the applicable securities and cash, at our option. The number of shares of the applicable common stock or securities a holder will receive will equal the relevant amount of the purchase price divided by 97.5% of the average of the sale price of the applicable common stock or securities for the 20 trading days immediately preceding and including the third day before the repurchase date. However, we may not pay the purchase price in the applicable common stock or securities or a combination of the applicable common stock or securities and cash, unless we satisfy certain conditions before the repurchase date as provided in the indenture, including:

•	registration of the shares of the applicable common stock or securities to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

•	qualification of the shares of the applicable common stock or securities to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

•	listing of the applicable common stock or securities on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.

Within 30 days after the occurrence of a change of control, we are required to give you notice of the occurrence of the change of control and of your resulting repurchase right and whether the purchase price will be paid in cash the applicable common stock or securities, or a combination with a portion payable in cash or the applicable common stock or securities. The repurchase date will be 30 days after the date we give notice of a change of control. To exercise the repurchase right, you must deliver before the close of business on the business day immediately preceding the repurchase date, written notice to the trustee of your exercise of your repurchase right, together with the debentures with respect to which your right is being exercised. You may withdraw this notice by delivering to the paying agent a notice of withdrawal before the close of business on the business day immediately preceding the repurchase date.

Because the sale price of the applicable common stock or securities will be determined before the applicable repurchase date, you bear the market risk that the applicable common stock or securities will decline in value between the date the sale price is calculated and the repurchase date.

A “change of control” will be deemed to have occurred at such time after the original issuance of the debentures when any of the following has occurred:

•

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans (except that any of those persons shall be deemed to have beneficial ownership of all securities it has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); or

•	the first day on which a majority of the members of the board of directors of Radian Group are not continuing directors; or

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

•	any transaction:

(1) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

(2) under which holders or our capital stock immediately before the transaction have the entitlement to exercise, directly or indirectly 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; and

•	any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock, ordinary shares or American Depositary Shares (“ADRs”) of the surviving entity or a direct or indirect parent of the surviving corporation.

However, notwithstanding the foregoing, you will not have the right to require us to repurchase your debentures if:

•	the sale price per share of our common stock for any five trading days within:

•	the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, in the case of a change of control under the first or second bullet point above, or

•	the period of 10 consecutive trading days ending immediately before the change of control, in the case of a change of control under the third bullet point above,

equals or exceeds 110% of the conversion price of the debentures in effect on each of those five trading days; or

•

100% of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) constituting a change of control consists of shares of common stock, ordinary shares or ADRs traded or to be traded immediately following a change of control on a national securities exchange or the Nasdaq National Market, and, as a result of the transaction or transactions, the debentures become convertible into that common stock, ordinary shares or ADRs (and any rights attached thereto).

Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act.

Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to you. We will comply with this rule and file Schedule TO (or any similar schedule) to the extent applicable at that time.

The definition of change of control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to repurchase your debentures as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.

If the paying agent holds money or common stock sufficient to pay the purchase price of the debentures which you have elected to require us to repurchase on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, those debentures will cease to be outstanding and interest on the debentures will cease to accrue, whether or not the debentures have been, delivered to the paying agent. Thereafter all other of your rights shall terminate, other than the right to receive the purchase price upon delivery of the debentures.

The foregoing provisions would not necessarily protect you if highly leveraged or other transactions involving us occur that may affect you adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change of control with respect to the change of control purchase feature of the debentures but that would increase the amount of our (or our subsidiaries) outstanding indebtedness.

Our ability to repurchase debentures for cash upon the occurrence of a change of control is subject to important limitations. Our ability to repurchase the debentures for cash may be limited by restrictions on the ability of Radian Group to obtain funds for such repurchase through dividends from its subsidiaries. In addition, the occurrence of a change of control could cause an event of default under or be prohibited or limited by the terms of our other senior debt. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price in cash for all the debentures that might be delivered seeking to exercise the repurchase right.

The change of control purchase feature of the debentures may in certain circumstances make more difficult or discourage a takeover of our company. The change of control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of our common stock;

•	to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.

Instead, the change of control purchase feature is a standard term contained in securities similar to the debentures.

Merger and Sales of Assets

The indenture provides that Radian Group may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of its properties and assets to another person unless, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof, or the District of Columbia;

•	such person assumes all obligations of Radian Group under the debentures and the indenture; and

•	Radian Group or such successor is not then or immediately thereafter in default under the indenture.

The occurrence of certain of the foregoing transactions could constitute a change of control.

This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

Events of Default

Each of the following constitutes an event of default under the indenture:

•	default in our obligation to convert debentures into shares of our common stock upon exercise of a holder’s conversion right;

•	default in our obligation to repurchase debentures at the option of holders;

•	default in our obligation to redeem debentures after we have exercised our redemption option;

•	default in our obligation to pay any accrued and unpaid interest, including contingent interest or additional interest, if any, in each case, when due and payable, and continuance of such default for a period of 30 days;

•	our failure to perform or observe any other term, covenant or agreement contained in the debentures or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debentures then outstanding;

•	our failure to pay when due at maturity or a default that results in the acceleration of maturity of any of our other indebtedness or that of any designated subsidiary (excluding non-recourse debt) having an aggregate principal amount outstanding of at least $15,000,000, unless the indebtedness is discharged or the acceleration is rescinded or annulled, in each case within 15 days after written notice of default is given to us by the trustee or the holders of at least 10% in principal amount of the outstanding debentures; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a significant subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a significant subsidiary.

Our “designated subsidiaries” means Radian Guaranty, Amerin Guaranty, Radian Reinsurance, Radian Asset Assurance and any other existing or future, direct or indirect, subsidiary of Radian Group whose assets constitute 15% or more of the total assets of Radian Group on a consolidated basis.

The Indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the debentures notice of all uncured defaults known to it, but the trustee will be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of or interest on, any of the debentures when due or in the payment of any redemption or repurchase obligation.

If certain events of default specified in the last bullet point above occur and are continuing, then automatically the principal amount of the debentures and any accrued and unpaid interest, including contingent interest and additional interest, if any, through such date will become immediately due and payable. If any other event of default occurs and is continuing (the default not having been cured or waived as provided under “— Modification and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount of the debentures then outstanding may declare the debentures due and payable at their principal amount together with any accrued and unpaid interest, including contingent interest and additional interest, if any, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the debentures then outstanding upon the conditions provided in the indenture.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the debentures then outstanding through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modification and Waiver

Changes Requiring Approval of Each Affected Holder

The indenture (including the terms and conditions of the debentures) cannot be modified or amended without the written consent or the affirmative vote of the holder of each debenture affected by such change to:

•	change the maturity of the principal of, or any installment of interest or any contingent interest or additional interest on, any debenture;

•	reduce the principal amount of, or any interest or contingent interest on (including any payment of additional interest), redemption price, or purchase price (including change of control purchase price) on any debenture;

•	impair or adversely affect the conversion rights of any holder of debentures;

•	reduce the value of our common stock to which reference is made in determining whether an interest adjustment will be made on the debentures, or change the method by which this value is calculated;

•	change the currency of payment of such debenture or interest thereon;

•	alter the manner of calculation or rate of accrual of interest, or contingent interest or additional interest on any debenture or extend the time for payment of any such amount;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any debenture;

•	modify our obligations to maintain an office or agency in New York City;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders or the conversion rights of holders of the debentures;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of debentures; or

•	reduce the percentage in aggregate principal amount of debentures outstanding necessary to modify or amend the indenture or to waive any past default.

Changes Requiring Majority Approval

The indenture (including the terms and conditions of the debentures) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the debentures at the time outstanding.

Changes Requiring No Approval

The indenture (including the terms and conditions of the debentures) may be modified or amended by us and the trustee, without the consent of the holder of any debenture, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of debentures;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of debentures in the case of a merger, consolidation, conveyance, transfer or lease;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of debentures;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications necessary in connection with the registration of the debentures under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect; or

•	adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of debentures.

Form, Denomination and Registration

Denomination and Registration. The debentures have been issued in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and whole multiples of $1,000.

Global Debentures: Book-Entry Form. The debentures are evidenced by one or more global debentures deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

Record ownership of the global debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. You may hold your interests in the global debentures directly through DTC if you are a participant in DTC, or indirectly through organizations which are direct DTC participants if you are not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. You may also beneficially own interests in the global debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global debentures, Cede & Co. for all purposes will be considered the sole holder of the global debentures. Except as provided below, owners of beneficial interests in the global debentures:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global debentures.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

We will wire, through the facilities of the trustee, payments of principal, premium, if any, and interest payments on the global debentures to Cede & Co., the nominee of DTC, as the registered owner of the global debentures. Neither Radian, the trustee nor any paying agent will have any responsibility or be liable for paying amounts due on the global debentures to owners of beneficial interests in the global debentures.

It is DTC’s current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global debentures, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the debentures represented by the global debentures, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in debentures represented by the global debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If you would like to convert your debentures into common stock under the terms of the debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the debentures represented by global debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

DTC has advised us that it will take any action permitted to be taken by a holder of debentures, including, without limitation, the presentation of debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global debentures are credited and only for the principal amount at maturity of the debentures for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code, and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global debentures among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause debentures to be issued in definitive form in exchange for the global debentures. Neither Radian, the trustee nor any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global debentures.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Governing Law

The indenture and the debentures will be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflict of laws principals thereof.

Information Concerning the Trustee

The Bank of New York, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent, registrar and custodian with regard to the debentures. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

Calculations in Respect of Debentures

We or our agents will be responsible for making all calculations called for under the debentures. These calculations include, but are not limited to, determination of the market prices of the debentures and of our common stock and amounts of interest and contingent payments, if any, on the debentures. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of debentures. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock. For further information, please read our certificate of incorporation and bylaws. See “Where You Can Find More Information.”

Authorized Capital Stock

Our authorized capital stock consists of:

•	200,000,000 shares of common stock, par value $.001 per share; and

•	20,000,000 shares of preferred stock, par value $.001 per share of which 100,000 shares are designated Series A Junior Participating Preferred Shares.

As of the close of business on December 11, 2003:

•	93,998,480 shares of Radian Group common stock were outstanding;

•	no shares of Series A Preferred Stock were outstanding; and

•	approximately 8,589,308 shares of common stock and 100,000 shares of Series A Preferred Stock had been reserved for issuance.

Common Stock

Voting

•	Each share of common stock is entitled to one vote on all matters submitted to a vote; and

•	there is no cumulative voting.

Dividends

•	Subject to any special or preferential rights of holders of preferred stock, common stockholders are entitled to receive any dividends which are declared; and

•	the board of directors may declare dividends out of legally available funds.

Additional Rights

Subject to the preferred stock rights, common stockholders are entitled to receive assets remaining after payment of liabilities on a ratable basis.

•	There are no preemptive rights.

•	There are no conversion rights.

•	There are no subscription rights.

•	There are no redemption rights.

Preferred Stock

Radian Group has authorized 100,000 shares of Series A Preferred Stock, of which none are issued and outstanding. For more information see “Stockholder Rights Plan” in this section.

Anti-Takeover Provisions

The following provisions of our certificate of incorporation, bylaws and the statutes summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium over the market price for our shares of common stock. Our certificate of incorporation and bylaws provide:

•	for a classified board of directors consisting of three classes as nearly equal in size as possible;

•	that directors can only be removed for cause and only upon the vote of the holders of shares entitled to cast a majority of the votes that all stockholders are entitled to cast at an election of directors;

•	for “blank check” preferred stock with such rights, preferences, privileges and limitations as may be established by the board of directors;

•	that stockholders may act only at an annual or special meeting or by unanimous written consent;

•	that special meetings of stockholders may only be called by the chairman of the board or a majority of the board of directors;

•	that, unless such action is approved by two-thirds of the entire board of directors, certain corporate actions, such as amendments to the certificate of incorporation and bylaws, and mergers and other business combinations involving Radian Group, require the vote of two-thirds of the outstanding voting stock, voting as a class; and

•	advance notice procedures with regard to the nomination, other than by or at the direction of the board of directors or a committee of the board, of candidates for election as directors;

•	procedures providing that the notice of proposed stockholder nominations for the election of directors must be timely given in writing to the secretary of Radian Group generally not less than 60 days before the meeting at which directors are to be elected.

Stockholder Rights Plan

Our board of directors has adopted a stockholder rights plan. The rights plan is designed to help insure that all stockholders of Radian receive fair value for their shares of common stock in the event of any proposed takeover of Radian and to guard against the use of partial tender offers or other coercive tactics to gain control of Radian without offering fair value to Radian’s stockholders. The provisions of the rights plan may render an unsolicited takeover of Radian more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer Radian’s stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of the stockholders of Radian.

A right was issued as a dividend on each outstanding share of our common stock as of May 5,1998. The right entitles its holder to purchase from Radian a unit consisting of one one-thousandth of a share of the Series A Preferred Stock, or a combination of securities and assets of equivalent value, at a purchase price of $300, subject to adjustment. Ownership of the rights is evidenced by certificates for common stock. Separate certificates will be issued for the rights upon the earlier of:

•	10 business days following a determination by the board of directors that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 12% or more of the outstanding shares of common stock; or

•	10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 12% or more of the outstanding shares of common stock.

If someone acquires beneficial ownership of 12% or more of the outstanding shares of common stock of Radian Group, each holder of a right will thereafter have the right to receive, upon exercise, shares of common stock, or, upon the determination of the Radian Group board, cash, property or other securities of Radian Group, having a value equal to two times the exercise price of the right. Radian Group may permit the holders to surrender rights with a value of 50% of what could be purchased instead of the purchase price. All rights that are, or were, beneficially owned by any person making such an acquisition or tender offer will be null and void.

If following one of the events set forth in the preceding paragraph, Radian Group is acquired in a merger or other business combination transaction in which it is not the surviving corporation or 50% or more of Radian Group’s assets or earning power is sold or transferred, each holder of a right shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the right, except to the extent that such rights have been voided. Again, provision is made to permit surrender of the rights in exchange for one-half of the value otherwise purchasable.

Insurance Laws

Because Radian Group is an insurance holding company and has affiliated insurance companies domiciled in Illinois, New York, Kentucky, Pennsylvania, Arizona, Texas, and Vermont, the insurance laws of those states could impose regulatory approval requirements on any person who acquires control of

Radian or purchases 10% or more of Radian common stock. Each of these states has adopted a version of the Insurance Holding Company Regulatory System Act, a model statute developed by the National Association of Insurance Commissioners. Under the Holding Company Act, any transaction or series of transactions by which a person will acquire control over an insurance company requires a filing with, and approval by, the insurance company’s domiciliary insurance regulator. A person is rebuttably presumed to acquire control over an insurer if the transaction involves the purchase or acquisition of 10% or more of the voting securities of the issuer or a person controlling the insurer such as Radian Group. These statutes would apply to a proposed purchase or acquisition of 10% or more of Radian common stock and, unless a statutory exemption were available, would require that the acquiror first make filings for approval of the acquisition in each of Illinois, New York, Kentucky, Pennsylvania, Arizona, Texas and Vermont. The criteria for approval in these jurisdictions are similar, but would be applied separately by each domiciliary regulator relative to the transaction’s impact on the affiliated insurance company domiciled in that state. Under the required filings, the proposed acquiror generally would have to demonstrate to the domiciliary regulator’s satisfaction, among other things, that:

•	the transaction complies with law;

•	following the change in control, the affiliated insurance company would remain qualified for licensure;

•	the transaction would not substantially lessen competition in the state or tend to create a monopoly;

•	the financial condition of the acquiror will not jeopardize the financial stability of the affiliated insurance company or prejudice the interests of its policyholders;

•	any plan or proposals that the acquiror has to liquidate the affiliated insurance company, to sell its assets, to consolidate or merge it with any other person, to make any other material change in its business, corporate structure or management, or to cause the affiliated insurance company to enter into material agreements, arrangements or transactions with others, are fair and reasonable, and not prejudicial or hazardous, to its policyholders, and also are consistent with the public interest;

•	the competence, experience and integrity of those persons who control or manage the acquiror do not make the transaction inconsistent with the interests of the affiliated insurance company’s policyholders or the public interest;

•	the transaction would not otherwise be hazardous or prejudicial to the insurance-buying public; and

•	the transaction would not be inequitable to the affiliated insurance company’s stockholders.

In addition to these filing requirements, certain states such as Connecticut, Michigan and New Hampshire have statutory procedures under which a licensed foreign company may be required to requalify for continued licensure following a change in control. Some of Radian’s insurance company affiliates are licensed in Connecticut, Michigan and/or New Hampshire and therefore could have to requalify for continued licensure following a change in control. Finally, certain states such as Alaska, California, Florida, Michigan, Texas and Utah have commercially domiciled statutes under which foreign property and casualty insurers that have a stated percentage of their total in-force business located in those states are treated as domestic companies for Holding Company Act purposes. One consequence is that, for transactions causing a change in control of such insurers, a filing and approval must be made in both the insurer’s state of domicile and also its state of commercial domicile. Based on current in-force statistics, it appears that none of the Radian Group insurance company affiliates are currently deemed to be commercially domiciled in those states. However, this could change in the future, creating additional filing and approval requirements applicable to purchases and acquisitions of Radian Group common stock.

Transfer Agent and Registrar

The principal transfer agent and registrar for our common stock is The Bank of New York.

UNITED STATES TAXATION

This discussion describes certain material United States federal income tax consequences of the purchase, ownership and disposition of the debentures and, to the extent described below, our common stock received upon an exchange, conversion or redemption of the debentures. This discussion applies only to debentures in the offering and only if you hold your debenture as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a bank, a life insurance company, a tax-exempt organization, a person that owns debentures that are a hedge or that are hedged against interest rate risks, a person that owns debentures as part of a straddle or conversion transaction for tax purposes, or a United States person whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

No rulings have been sought or are expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS or a court will agree with our conclusions.

WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEBENTURES AND THE COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

Classification of the Debentures

Under the indenture, we and each holder of the debentures agree, for United States federal income tax purposes, to treat the debentures as indebtedness that is subject to the regulations governing contingent payment debt instruments, and the remainder of this discussion assumes that the debentures will be so treated. However, no assurance can be given that the IRS will not assert that the debentures should be treated differently. Such treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the debentures.

United States Holder

This portion of our discussion applies to you if you are a “U.S. Holder.” You are a “U.S. Holder” if you are a beneficial owner of a debenture and you are: (1) a citizen or resident of the United States, (2) a domestic corporation or partnership (or other domestic entity treated as a corporation or partnership for Federal income tax purposes), (3) an estate whose income is subject to United States federal income tax regardless of its source, or (4) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

The term “non-U.S. Holder” means a beneficial owner of debentures that is not a U.S. Holder.

Under the rules governing contingent payment debt obligations, you will be required to accrue interest income on the debentures, in the amounts described below, regardless whether you use the cash or accrual method of tax accounting. You will likely be required to include interest in taxable income in each year in excess of the accruals on the debentures for non-tax purposes and in excess of interest payments actually received in that year.

Interest Accruals on the Debentures

You must accrue an amount of ordinary income for United States federal income tax purposes, for each accrual period before and including the maturity date of a debenture, that equals:

•	the product of (i) the adjusted issue price (as defined below) of the debenture as of the beginning of the accrual period; and (ii) the comparable yield (as defined below) of the debenture, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the debenture; adjusted, as described below, to reflect the difference between the actual and projected amounts of any contingent payment on the debentures.

The issue price of a debenture is the first price (excluding amounts attributable to pre-issuance interest) at which a substantial amount of the debentures is sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a debenture is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below and decreased by the projected amounts of any payments previously made with respect to the debenture.

The term “comparable yield” means the annual yield that an issuer of a contingent payment debt obligation would pay, as of the initial issue date, on a fixed rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the instrument.

We are required to provide to you, solely for United States federal income tax purposes, a schedule of the projected amounts of payments on the debentures. This schedule must produce the comparable yield. The projected payment schedule includes estimates for payments of contingent interest and an estimate for a payment at maturity taking into account the exchange feature. The comparable yield and projected payment schedule are available from Radian by telephoning Radian Investor Relations Department at (215) 564-6600 or submitting a written request for such information to: Radian, 1601 Market Street, Philadelphia, Pennsylvania 19103, Attention: Investor Relations Department.

For United States federal income tax purposes, you must use the comparable yield and projected payment schedule in determining your interest accruals, and the adjustments thereto described below, in respect of the debentures, unless you timely disclose and justify the use of other estimates to the IRS. If you determine your own comparable yield or projected payment schedule, you must also establish that our comparable yield or projected payment schedule is unreasonable.

The comparable yield and projected payment schedule are not determined for any purpose other than for the determination of your interest accruals and adjustments thereof in respect of the debentures for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable to holders of the debentures.

Adjustments to Interest Accruals on the Debenture

If you receive actual payments with respect to a debenture in a taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, you will incur a “net positive adjustment” equal to the amount of such excess. You would treat the “net positive adjustment” as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

If you receive actual payments with respect to a debenture in a taxable year that in the aggregate were less than the amount of the projected payments for that taxable year, you will incur a “net negative adjustment” equal to the amount of such deficit. This adjustment will (a) reduce your interest income on the debentures for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the debenture during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

If you purchase debentures at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. You must reasonably allocate the adjustment over the remaining term of the debentures by reference to the accruals of interest at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the debentures pro rata with the accruals of interest at the comparable yield. You should consult your tax advisors regarding these allocation.

Sale, Exchange, Conversion or Redemption of the Debentures

Generally, a sale, exchange, conversion or redemption of a debenture will result in taxable gain or loss for you. As described above, our calculation of the comparable yield and the projected payment schedule for the debentures includes the receipt of stock upon conversion as a contingent payment with respect to the debentures. Accordingly, we intend to treat the receipt of our common stock by you upon a conversion of a debenture, or upon the redemption of a debenture where we elect to pay in common stock, as a contingent payment. As described above, you are generally bound by our determination of the comparable yield and projected payment schedule. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will equal the difference between (a) the amount of cash plus the fair market value of any common stock or other property received by you, and (b) your adjusted tax basis in the debenture. Your adjusted tax basis in a debenture will generally equal your original purchase price for the debenture, increased by any interest income previously accrued by you (determined without regard to any adjustments to interest accruals described above other than adjustments to reflect a discount or premium to the adjusted issue price, if any), and decreased by the amount of any projected payments previously made on the debenture to you. Gain recognized upon a sale, exchange, conversion or redemption of a debenture will generally be treated as ordinary interest income if there are any remaining unpaid contingent payments at the time of such an event; any loss generally will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the debenture is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to certain limitations.

Your tax basis in common stock received upon a conversion of a debenture or upon your exercise of a put right that we elect to satisfy in common stock will equal the then fair market value of the common stock. Your holding period for the common stock received will commence on the day immediately following the date of exchange, conversion, or redemption.

Constructive Dividends

If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for federal income tax purposes and, in accordance with the anti-dilution provisions of the debentures, the conversion rate of the debentures is increased, that increase may be deemed to be the payment of a taxable dividend to you.

For example, an increase in the conversion rate by reason of a distribution of our debt instruments, assets or cash will generally result in deemed dividend treatment to you, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

Non-U.S. Holders

This portion of our discussion describes the United States Federal tax consequences if you are a non-U.S. Holder.

Payments Made With Respect to the Debentures

Under United States federal income and estate tax law, and subject to the discussions of backup withholding and dividends below:

•	we and other U.S. payors generally will not be required to deduct United States withholding tax from payments of interest and principal to you (or from shares of common stock deliverable to you) if:

(1)	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

(2)	you are not a controlled foreign corporation that is related to us through stock ownership,

(3)	the U.S. payor does not have actual knowledge or reason to know that you are a United States person and:

(a)	you have furnished to the U.S. payor an IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person,

(b)	in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the U.S. payor documentation that establishes your identity and your status as a non-United States person,

(c)	the U.S. payor has received a withholding certificate (furnished on an appropriate IRS Form W-8IMY or an acceptable substitute form) from a person claiming to be:

i.	a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the IRS to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners),

ii.	a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the IRS), or

iii.	a U.S. branch of a non-United States bank or of a non-United States insurance company, and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the IRS),

(d)	the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business,

i.	certifying under penalties of perjury that an IRS Form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you, and

ii.	to which is attached a copy of the IRS Form W-8BEN or acceptable substitute form, or

(e)	the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations;

•	no deduction for any United States federal withholding tax will be made from any gain that you realize on the sale or exchange of your debenture; and

•	if interest paid to you is “effectively connected” with your conduct of a trade or business within the United States, and, if required by an applicable tax treaty, the interest is attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the interest, provided that you have furnished to us or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

(1) you are a non-United States person, and

(2) the interest is effectively connected with your conduct of a trade or business within the United States and is includible in your gross income.

“Effectively connected” interest is taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

Dividends on Common Stock and Constructive Dividends.

Except as described below, if you are a non-U.S. Holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an applicable income tax treaty that provides for a lower rate. Moreover, if you are a non-U.S. Holder of a debenture and you receive a constructive dividend as a result of a change in the exchange ratio of your debenture, we and other payors may withhold on other payments made on your debentures in between the date of the constructive dividend and the due date for filing of IRS Form 1042-S (including extensions) for the taxable year in which the constructive dividend is made if the relevant payor has control over, or custody of money or property owned by you and knowledge of the facts that give rise to the withholding. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend or other payments to you, unless you have furnished to us or another payor:

•	a valid IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by an applicable tax treaty, the dividends or constructive dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends or any other payments, provided that you have furnished to us or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends or constructive dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. Holder, “effectively connected” dividends or constructive dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an applicable income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

As a non-U.S. Holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•	we are or have been a United States real property holding corporation for federal income tax purposes, you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the common stock and you are not eligible for any treaty exemption. The 5% threshold is applicable only if, at the time of your disposition of our common stock, that class of stock is regularly traded on an established securities market, otherwise your sale of any stock of a current or former United States real property holding company is taxable unless there is an applicable treaty exemption.

If you are a corporate non-U.S. Holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides a lower rate.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

United States Federal Estate Tax

A debenture held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual’s gross estate for United States federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote at the time of death, and

•	the income on the debenture would not have been effectively connected with a United States trade or business of the decedent at the same time.

However, shares of common stock held by the decedent at the time of death will be included in the decedent’s gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

U.S. Holders

In general, if you are a non-corporate U.S. Holder, we and other payors are required to report to the IRS all payments of principal, and interest on your debenture, including amounts accruing under the rules for contingent payment debt instruments, and dividends on our common stock. In addition, we and other payors are required to report to the IRS any payment of proceeds of the sale of your debentures before maturity within the United States. Also, backup withholding will apply to any payments, if you fail to provide us an accurate taxpayer identification number on an IRS Form W-9 or acceptable substitute form, or we or other payors are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns. The amount of any backup withholding from a payment will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

In general, if you are a non-U.S. Holder, payments of principal, dividends and interest made by us and other payors to you will not be subject to backup withholding and information reporting, provided that the certification requirements described above under “Non-U.S. Holders” are satisfied or you otherwise establish an exemption.

In general, payment of the proceeds from the sale of debentures or common stock effected at a United States office of a broker is subject to both United States backup withholding and information reporting. If, however, you are a United States alien holder, you will not be subject to backup withholding and information reporting on such a sale provided that:

•	the broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the broker:

(1)	an appropriate IRS Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

(2)	other documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

If you fail to establish an exemption and the broker does not possess adequate documentation of your status as a non-United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made outside the United States to an offshore account maintained by you unless the payor has actual knowledge that you are a United States person. We and other payors are required to report payments of interest on your debentures and dividends on your common stock on IRS Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

In general, payment of the proceeds from the sale of debentures or common stock effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of debentures or common stock effected at a United States office of a broker) are met or you otherwise establish an exemption.

In addition, payment of the proceeds from the sale of debentures or common stock effected at a foreign office of a broker will be subject to information reporting if the sale is effected at a foreign office of a broker that is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or a foreign partnership, if at any time during its tax year:

(1) one or more of its partners are “United States persons, “ as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

(2) the foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of debentures or common stock effected at a United States office of a broker) are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

SELLING SECURITYHOLDERS

The debentures were originally issued by us to the initial purchasers in a transaction exempt from the registration requirements of the Securities Act, and were immediately resold by the initial purchasers to persons reasonably believed by them to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act. The selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell under this prospectus or a supplement hereto any or all of the debentures and common stock into which the debentures are convertible.

The table below sets forth the name of each selling securityholder, the aggregate principal amount of debentures beneficially owned by each selling securityholder that may be offered under this prospectus and the number of shares of common stock into which such debentures are convertible. We have prepared the table based on information given to us by or on behalf of the selling securityholders on or before December 15, 2003. To our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding common stock (such percentage of beneficial ownership is based on Rule 13d-3(d)(i) of the Exchange Act, using 93,998,480 shares of stock outstanding as of December 11, 2003 and, for each holder, treating as outstanding the number of shares of common stock issuable upon conversion of all that holder’s debentures, but assuming no conversion of any other holder’s debentures and not including shares of common stock that may be issued by us upon purchase of debentures by us at the option of the holder). The selling securityholders may offer all, some or none of the debentures or common stock into which the debentures are convertible. Because the selling securityholders may offer all or some portion of the debentures or the common stock, no estimate can be given as to the amount of the debentures or the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which they provided the information regarding their debentures in transactions exempt from the registration requirements of the Securities Act.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. The Dollar amounts listed below do not total $220 million as a result of resales of securities before the date of this prospectus.

Name	Principal Amount of Debentures That May Be Offered	Percentage of Debentures Outstanding	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock that May be Offered(1)	Percentage of Common Stock Outstanding After the Offering(2)
American Long Term Care Reinsurance Grp. c/o Income Research & Mgt.	$1,775,000	*	30,735	30,735	*
Amaranth LLC	7,700,000	3.5%	133,913	133,913	*
BNP Parabas Equity Strategies SNC	1,165,000	*	45,094	20,261	*
Coastal Convertibles Ltd.	500,000	*	8,658	8,658	*
Conseco Annuity Assurance – Multi-Bucket Annuity Convertible Bond Fund	750,000	*	12,987	12,987	*
Conseco Fund Group – Conseco Convertible Securities Fund	250,000	*	4,329	4,329	*
Cooper Neff Convertible Strategies (Cayman) Master Fund, LP	1,495,000	*	25,887	25,887	*
DB Equity Opportunities Master Portfolio, LTD	5,000,000	2.27%	86,580	86,580	*
Lehman Brothers Inc.	59,000	*	4,328	1,021	*
Lighthouse Multi-Strategy Master Fund	500,000	*	8,658	8,658	*
Med America Insurance c/o Income Research & Mgt.	725,000	*	12,554	12,554	*
Med America Insurance c/o Hartford Trust c/o Income Research & Mgt.	500,000	*	8,658	8,658	*

Name	Principal Amount of Debentures That May Be Offered	Percentage of Debentures Outstanding	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock that May be Offered(1)	Percentage of Common Stock Outstanding After the Offering(2)
Pyramid Equity Strategies Fund	1,000,000	*	17,316	17,316	*
Quest Global Convertible Master Fund Ltd.	2,000,000	*	34,632	34,632	*
Sage Capital	5,000,000	2.27%	86,580	86,580	*
Sturgeon Limited	400,000	*	6,926	6,926	*
Sunrise Partners Limited Partnership	3,300,000	1.5%	57,143	57,143	*
Victory Capital Management on behalf of the California State Auto Assoc. Inter-Insurance	725,000	*	12,554	12,554	*
Victory Capital Management on behalf of the California State Auto Assoc. Retirement Pension Plan	150,000	*	2,597	2,597	*
Victory Capital Management on behalf of CompSource Oklahoma	175,000	*	3,030	3,030	*
Victory Capital Management on behalf of Georgia Municipal Employees Retirement Trust Fdn.	500,000	*	8,658	8,658	*
Victory Capital Management on behalf of the Key Trust Fixed Income Fund	580,000	*	10,043	10,043	*
Victory Capital Management on behalf of the Charitable Income Fund	370,000	*	6,407	6,407	*

*	Less than 1%

1.	Assumes conversion of all of the holder’s debentures at a conversion price of $57.75. However, this conversion price is subject to adjustment. As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

2.	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 93,998,480 shares of common stock outstanding as of December 11, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of that particular holder’s debentures. However, we did not assume the conversion of any other holder’s debentures.

PLAN OF DISTRIBUTION

The debentures and the common stock into which the debentures are convertible are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the offering of the debentures or the common stock by selling securityholders.

The selling securityholders, including their pledgees or donees, may sell the debentures and the common stock into which the debentures are convertible directly to purchasers or through underwriters, broker-dealers or agents. If the debentures or the common stock into which the debentures are convertible are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agent’s commissions. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The debentures and the common stock into which the debentures are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions, which may involve block transactions:

•	on any national securities exchange or quotation service on which the debentures or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

In connection with sales of the debentures and the common stock into which the debentures are convertible or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the debentures and the common stock into which the debentures are convertible in the course of hedging the positions they assume. The selling securityholders may also sell short the debentures and the common stock into which the debentures are convertible and deliver the debentures or the common stock into which the debentures are convertible to close out short positions, or lend or pledge the debentures or the common stock into which the debentures are convertible to broker-dealers that in turn may sell such securities.

The aggregate proceeds to the selling securityholders from the sale of the debentures or common stock into which the debentures are convertible offered by them hereby will be the purchase price of the debentures or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of debentures or common stock to be made directly or through agents.

In order to comply with the securities laws of some states, if applicable, the debentures and common stock into which the debentures are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the debentures and common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the debentures and common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

In addition, any securities covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. A selling securityholder may not sell any debentures or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

To the extent required, the specific debentures or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We entered into a registration rights agreement for the benefit of the holders of the debentures to register their debentures and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling securityholders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the debentures and the common stock, including liabilities under the Securities Act. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the debentures and the common stock covered by this prospectus. Expenses incurred in connection with amendments or supplements to this prospectus which are not required by the registration rights agreement may be paid by holders or others requesting such amendment or supplement.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania.

EXPERTS

The financial statements and the related financial statement schedules incorporated in this prospectus by reference from Radian Group’s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings including their exhibits and schedules. Our common stock is listed on the New York Stock Exchange under the ticker symbol “RDN.” Our SEC filings are also available from our web site at www.radiangroupinc.com. Information contained on our web site or any other web site is not incorporated into this prospectus and does not constitute a part of this prospectus.

We are “incorporating by reference” the information described below, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (except to the extent such documents include information which has been furnished to but not filed with the SEC under applicable regulations of the SEC) and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003;

•	our Current Report on Form 8-K dated February 11, 2003;

•	our Current Report on Form 8-K dated February 12, 2003;

We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above that have been or may be incorporated in this prospectus by reference (other than exhibits to such documents unless such exhibits are themselves specifically incorporated by reference). Requests for such copies should be directed to: Radian Group Inc., 1601 Market Street, Philadelphia, Pennsylvania, 19103, Attention: Investor Relations, telephone (215) 564-6600.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

$220,000,000

Radian Group Inc.

2.25% Senior Debentures Due 2022

Convertible into 3,809,524 Shares of Common Stock

PROSPECTUS

December 22, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by Radian Group.

ITEM	AMOUNT
SEC Registration Fee	$20,240
Trustee’s Fee	$14,500
*Attorney’s Fees and Expenses	$25,000
*Accountants’ Fees and Expenses	$25,000
*Miscellaneous	$50,000
TOTAL	$134,740

*	Estimated

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit. Article Eighth of Radian Group’s Second Amended and Restated Certificate of Incorporation provides that the personal liability of directors of Radian Group is eliminated to the fullest extent permitted by Section 102(b)(7) of the DGCL.

Under Section 145 of DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances and, subject to certain limitations, against certain costs and expenses, including attorneys’ fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of being a director or officer of the corporation if it is determined that the director or officer acted in accordance with the applicable standard of conduct set forth in such statutory provision. Article VII of Radian Group’s Amended and Restated Bylaws provides that Radian Group will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer or other authorized representative of Radian Group, or is or was serving at the request of Radian Group as a director, officer, employee or agent of another entity, against certain liabilities, costs and expenses. Article VII also provides for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification. Article VII further permits Radian Group to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Radian, or is or was serving at the request of Radian Group as a director, officer, employee or agent of another entity, against any liability asserted against such person and incurred by such person in any such capacity or arising out of his status as such, whether or not Radian Group would have the power to indemnify such person against such liability under the DGCL.

The directors and officers of Radian Group are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), which might be incurred by them in such capacities and against which they cannot be indemnified by Radian Group.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits.

Exhibit Number	Description of Exhibit

3.1	Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 to Radian Group’s Annual Report on Form 10-K for the year ended December 31, 2001.)

3.2	Amendment to Second Amended and Restated Certificate of Incorporation of the Registrant filed with the Secretary of the State of Delaware on June 14, 2001 (incorporated herein by reference to Exhibit 3.2 to Radian Group’s Annual Report on Form 10-K for the year ended December 31, 2001).

3.3	Certificate of Designations (incorporated herein by reference to Exhibit 3 to Radian Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.)

3.4	Amended and Restated By-laws of the Registrant (incorporated herein by reference to Exhibit 3.2 to Radian Group’s Registration Statement on Form S-4, and amendments thereto (File No. 333-77957) filed on May 6, 1999.)

4.1	Indenture dated January 11, 2002 between Radian Group, Inc. and The Bank of New York (incorporated herein by reference to Exhibit 4.1 to Radian Group’s Annual Report on Form 10-K for the year ended December 31, 2001).

4.1(a)	Form of 2.25% Senior Convertible Debenture due 2022 (included within Exhibit 4.1)

4.2**	Registration Rights Agreement dated January 11, 2002.

5**	Opinion of Drinker Biddle & Reath LLP.

8**	Opinion of Drinker Biddle & Reath LLP

12**	Statements of Computation of Ratio of Earnings to Fixed Charges.

Exhibit Number	Description of Exhibit

23.1**	Consent of Drinker Biddle & Reath LLP (included in Exhibit 5).

23.2†	Consent of Deloitte & Touche LLP.

24**	Power of Attorney.

25**	Form T-1 Statement of Eligibility and Qualification of Trustee for Indenture under the Trust Indenture Act of 1939.

**	Previously filed

†	Filed herewith

(b)	Financial Statement and Schedules.

None.

ITEM 17.	UNDERTAKINGS

A.	Undertaking Regarding Rule 415 Offerings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.	Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.	Undertaking in Respect of Indemnification

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, Radian Group Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Philadelphia, Commonwealth of Pennsylvania, on December 22, 2003.

Radian Group Inc.

By:	/s/ FRANK P. FILIPPS

Frank P. Filipps Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ FRANK P. FILIPPS* Frank P. Filipps	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	December 22, 2003

/s/ ROY J. KASMAR* Roy J. Kasmar	President, Chief Operating Officer and Director	December 22, 2003

/s/ C. ROBERT QUINT* C. Robert Quint	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	December 22, 2003

/s/ JOHN J. CALAMARI* John J. Calamari	Senior Vice President and Controller (Principal Accounting Officer)	December 22, 2003

/s/ JAMES W. JENNINGS* James W. Jennings	Director	December 22, 2003

/s/ ROBERT W. RICHARDS* Robert W. Richards	Director	December 22, 2003

/s/ ANTHONY W. SCHWEIGER* Anthony W. Schweiger	Director	December 22, 2003

/s/ HOWARD B. CULANG* Howard B. Culang	Director	December 22, 2003

/s/ STEPHEN T. HOPKINS* Stephen T. Hopkins	Director	December 22, 2003

/s/ RONALD W. MOORE* Ronald W. Moore	Director	December 22, 2003

/s/ HERBERT WENDER* Herbert Wender	Director	December 22, 2003

David C. Carney	Director	___________, 2003

Jan Nicholson	Director	___________, 2003

By:	/s/ FRANK P. FILIPPS

* Frank P. Filipps Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

3.1	Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 to Radian Group’s Annual Report on Form 10-K for the year ended December 31, 2001.)

3.2	Amendment to Second Amended and Restated Certificate of Incorporation of the Registrant filed with the Secretary of the State of Delaware on June 14, 2001 (incorporated herein by reference to Exhibit 3.2 to Radian Group’s Annual Report on Form 10-K for the year ended December 31, 2001).

3.3	Certificate of Designations (incorporated herein by reference to Exhibit 3 to Radian Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.)

3.4	Amended and Restated By-laws of the Registrant (incorporated herein by reference to Exhibit 3.2 to Radian Group’s Registration Statement on Form S-4, and amendments thereto (File No. 333-77957) filed on May 6, 1999.)

4.1	Indenture dated January 11, 2002 between Radian Group, Inc. and The Bank of New York (incorporated herein by reference to Exhibit 4.1 to Radian Group’s Annual Report on Form 10-K for the year ended December 31, 2001).

4.1(a)	Form of 2.25% Senior Convertible Debenture due 2022 (included within Exhibit 4.1)

4.2**	Registration Rights Agreement dated January 11, 2002.

5**	Opinion of Drinker Biddle & Reath LLP.

8**	Opinion of Drinker Biddle & Reath LLP

12**	Statements of Computation of Ratio of Earnings to Fixed Charges.

23.1**	Consent of Drinker Biddle & Reath LLP (included in Exhibit 5).

23.2†	Consent of Deloitte & Touche LLP.

24**	Power of Attorney.

25**	Form T-1 Statement of Eligibility and Qualification of Trustee for Indenture under the Trust Indenture Act of 1939.

**	Previously filed

†	Filed herewith